Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

THE ODP CORPORATION,

ACR OCEAN RESOURCES LLC

and

VAIL HOLDINGS 1, INC.

Dated as of September 22, 2025

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Exhibits:
Exhibit A	Certificate of Incorporation of the Surviving Corporation

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INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	79
Acquisition Proposal	50
Action	23
Affiliate	79
Agreement	1
Annual Bonus	61
Anti-Corruption Laws	17
Antitrust or Foreign Investment Law	79
Applicable Date	18
Atlas	59
Bankruptcy and Equity Exception	15
Benefit Continuation Period	60
Bonus Payment Date	61
Book-Entry Shares	7
Business Day	79
Bylaws	12
Cancelled Shares	3
Capitalization Date	12
Certificate of Incorporation	12
Certificate of Merger	2
Certificates	7
Change of Recommendation	54
Closing	2
Closing Date	2
Code	24
Common Stock	12
Company	1
Company DB Plan	25
Company Disclosure Letter	11
Company Equity Award	79
Company Incentive Plan	61
Company Notice	48
Company Owned Intellectual Property	31
Company Plan	23
Company Registered Intellectual Property	30
Company Related Parties	76
Company Requisite Vote	15
Company Securities	13
Company Service Provider	79
Company Stock Plans	79
Company Subsidiary Securities	14
Company Termination Payment	75

Company Transaction Obligations	76
Confidentiality Agreement	59
Continuing Employee	60
Contract	20
control	79
Credit Facilities	80
Credit Facilities Consent Solicitation	67
Credit Facilities Consent Solicitation Documents	67
Cut-Off Time	80
Debt Financing	80
Debt Financing Sources	64
Delaware Secretary of State	2
DGCL	1
Director RSU Award	4
Dissenting Shares	10
DOJ	55
Effect	81
Effective Time	2
End Date	73
Environmental Laws	80
Equity Financing	36
Equity Financing Commitment	1
ERISA	23
ERISA Affiliate	25
Escrow Delivery Requirement	68
Exchange Act	16
Exchange Fund	6
Excluded Information	66
Existing D&O Policies	63
FCPA	17
Financial Advisor	32
Financing Uses	37
Foreign Benefit Plan	26
Foreign Investment Law	80
FTC	55
Funded Indebtedness	65
GAAP	80
Government Official	80
Governmental Entity	16
Guarantors	1
Hazardous Materials	80

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HSR Act	79
Indemnified Parties	62
Intellectual Property	81
Intervening Event	50
IRS	24
IT Systems	31
Knowledge	81
Law	81
Lease	81
Leased Real Property	28
Licenses	17
Lien	81
Material Adverse Effect	81
Material Contract	22
Material Customer	83
Material Real Property	83
Material Supplier	83
Merger	1
Merger Sub	1
Multiemployer Plan	25
New Plans	61
Notice Period	48
OFAC	18
Old Plans	61
Option	4
Owned Real Property	28
Pandemic Measures	83
Parent	1
Parent Disclosure Letter	34
Parent Expenses	83
Parent Group	83
Parent Material Adverse Effect	72
Parent Related Parties	83
Parties	1
Party	1
Paying Agent	6
PBGC	25
Per Share Merger Consideration	3
Permitted Liens	83

Person	84
Personal Information	84
Portfolio Company	84
Preferred Stock	12
Privacy Laws	31
Proceeding	62
Proxy Statement	30
PSU Award	5
Real Property Laws	29
Real Property Purchase Contracts	28
Recommendation	15
Regulatory Remedy	56
Release	84
Representatives	45
Required Information	84
Restraint	72
RSU Award	4
Sanctions Laws	85
SEC	18
SEC Reports	18
Securities Act	18
Share	3
Software	85
Stockholders Meeting	53
Subsidiary	85
Superior Proposal	51
Surviving Corporation	2
Tail Policy	63
Takeover Law	33
Tax Return	85
Taxes	85
Taxing Authority	85
Trade Control Laws	86
Transaction Documents	86
Transaction Litigation	69
TSR-Vesting PSU Awards	5
WARN Act	27
Willful Breach	86

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 22, 2025 (this “Agreement”), is entered into by and among The ODP Corporation, a Delaware corporation (the “Company”), ACR Ocean Resources LLC, a Delaware limited liability company (“Parent”), and Vail Holdings 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, and declared it advisable, fair to and in the best interests of the Company to enter into this Agreement with Parent and Merger Sub providing for the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) approved this Agreement and the transactions contemplated hereby in accordance with the DGCL and (iii) recommended this Agreement be adopted by the stockholders of the Company;

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, Atlas Capital Resources V LP, Atlas Capital Resources (P) V LP, Atlas Capital Resources IV LP and Atlas Capital Resources (P) IV LP (collectively, the “Guarantors”) have entered into an equity commitment letter and limited guarantee, dated as of the date hereof, which includes a guarantee of certain of Parent’s and Merger Sub’s obligations under this Agreement (including all exhibits, schedules and annexes thereto, the “Equity Financing Commitment”);

WHEREAS, the Board of Directors of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Merger Sub and Parent, as the sole stockholder of Merger Sub, and declared it advisable, fair to and in the best interests of Merger Sub to enter into this Agreement with the Company and Parent providing for the Merger in accordance with the DGCL, (ii) approved this Agreement and the transactions contemplated hereby in accordance with the DGCL and (iii) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger, and Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and approved the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the managing member of Parent has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Parent and the member of Parent, and declared it advisable, fair to and in the best interests of Parent to enter into this Agreement and (ii) adopted this Agreement and approved the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, or remotely by exchange of documents and signatures (or their electronic counterparts), at 9:00 a.m., New York City time, on the third (3rd) Business Day following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement or at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated by filing a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with Section 251 of the DGCL and shall make all other filings or recordings required under the DGCL to consummate the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended or restated as provided therein and in accordance with applicable Law, in each case consistent with the obligations set forth in Section 6.10.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except that references therein to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended or restated as provided therein or by the certificate of incorporation of the Surviving Corporation and in accordance with applicable Law, in each case consistent with the obligations set forth in Section 6.10.

Section 1.5 Directors and Officers.

(a) The board of directors of the Surviving Corporation immediately following the Effective Time shall consist of the members of the board of directors of Merger Sub at the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation and applicable Law.

(b) The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a) Merger Consideration. Each share of Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time (each such share, a “Share”) (other than (i) Shares owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time and Shares owned by the Company or any wholly owned Subsidiary of the Company immediately prior the Effective Time, including Shares held in treasury by the Company, and in each case not held on behalf of third parties (collectively, the “Cancelled Shares”) and (ii) the Dissenting Shares (as defined below)) shall be converted automatically into and shall thereafter represent the right to receive $28.00 per share in cash, without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares

that have been converted into a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished automatically and shall cease to exist, and each former holder of such Shares that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration to be paid in consideration therefor in accordance with this Article II.

(b) Cancellation of Cancelled Shares. Each Cancelled Share shall cease to be outstanding, shall be automatically cancelled and retired without any conversion thereof or payment, delivery or exchange of any consideration therefor and shall cease to exist.

(c) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall collectively constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.2 Treatment of Company Equity Awards.

(a) Treatment of Options. Immediately prior to the Effective Time, each outstanding and unexercised option to purchase shares of Common Stock (each, an “Option”), whether granted under a Company Stock Plan or otherwise, shall, automatically and without any required action on the part of the holder thereof, be cancelled and forfeited for no consideration or payment and shall have no further force or effect.

(b) Treatment of RSU Awards.

(i) Immediately prior to the Effective Time, each outstanding and unsettled award of restricted stock units that is subject solely to time-based vesting conditions (each, an “RSU Award”), whether granted under a Company Stock Plan or otherwise (but excluding any RSU Award that is a Director RSU Award), shall, automatically and without any required action on the part of the holder thereof, be converted into a cash award in an amount equal to the sum of (i) (x) the total number of shares of Common Stock subject to such RSU Award immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration, plus (ii) any accrued and unpaid dividends or dividend equivalent rights corresponding to such RSU Award. Each RSU Award so converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such RSU Award immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections), except that such RSU Award shall be settled in cash in lieu of shares of Common Stock, subject to any applicable Taxes required to be withheld with respect to such payment.

(ii) Notwithstanding anything herein to the contrary, immediately prior to the Effective Time, all RSU Awards held by non-employee members of the Board of Directors of the Company (each, a “Director RSU Award”) shall, automatically and without any required action on the part of the holder thereof, become fully vested immediately prior to the Effective Time and be cancelled and shall only entitle the holder of such RSU Award to receive (without interest), an amount in cash equal to the sum of (x) (A) the total number of shares of Common Stock subject to such RSU Award immediately prior to the Effective Time, multiplied by (B) the Per Share Merger Consideration plus (y) any accrued and unpaid dividends or dividend equivalent rights corresponding to such RSU Award.

(c) Treatment of PSU Awards.

(i) Except as set forth in clause (ii) below with respect to TSR-Vesting PSU Awards (as defined below), immediately prior to the Effective Time, each outstanding award of restricted stock units that remains subject, in whole or in part, to performance-based vesting restrictions (each, a “PSU Award”), whether granted under a Company Stock Plan or otherwise, shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such PSU Award to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (i) the number of shares of Common Stock subject to such PSU Award immediately prior to the Effective Time, calculated based on deemed target-level performance, multiplied by (ii) the Per Share Merger Consideration, less any applicable Taxes required to be withheld with respect to such payment.

(ii) Notwithstanding anything in clause (i) above to the contrary, immediately prior to the Effective Time each PSU Award that remains subject, in whole or in part, to performance-based vesting restrictions tied to the Company’s achievement of relative total shareholder return thresholds (“TSR-Vesting PSU Awards”), whether granted under a Company Stock Plan or otherwise, shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such TSR-Vesting PSU Award to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (i) the number of shares of Common Stock subject to such TSR-Vesting PSU Award immediately prior to the Effective Time, calculated based on actual performance achieved through the Effective Time in accordance with the terms of such TSR-Vesting PSU Award, multiplied by (ii) the Per Share Merger Consideration, less any applicable Taxes required to be withheld with respect to such payment.

(d) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to terminate each Company Stock Plan effective as of the Effective Time and to approve and effectuate the provisions of this Section 2.2.

(e) Required Payments. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of PSU Awards (after giving effect to any required Tax withholdings as provided in Section 2.3(f)). As promptly as reasonably practicable following the Closing Date, but in no event later than the earlier of (i) two (2) Business Days following the Closing Date and (ii) the next regularly scheduled payroll date following the Closing Date, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the applicable former holders of PSU Awards to receive a payment from the Surviving Corporation, through its payroll system or payroll provider (to the extent applicable), of all amounts required to be paid to such former holders as of the Effective Time (less applicable withholding Taxes) in respect of PSU Awards that were cancelled and converted pursuant to Section 2.2(c) above. As promptly as reasonably practicable following the Closing Date, but in no event later than two (2) Business Days following the Closing Date, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the applicable former holders of Director RSU Awards to receive a payment from the Paying Agent of all amounts required to be paid to such former holders as of the Effective Time in respect of Director RSU Awards that were cancelled and converted pursuant to Section 2.2(b)(ii) above.

Section 2.3 Surrender of Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent with the Company’s prior written approval, which approval shall not be unreasonably conditioned, withheld or delayed, to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive payment of the aggregate Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 2.1(a). Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent a cash amount in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration pursuant to Section 2.1(a) (such cash being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Shares that will be converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a). With respect to any Dissenting Shares, Parent shall not be required to deposit or cause to be deposited with the Paying Agent funds sufficient to pay the Per Share Merger Consideration that would be payable in respect of such Dissenting Shares if such Dissenting Shares were not Dissenting Shares. The Paying Agent shall not invest any cash included in the Exchange Fund unless otherwise reasonably directed by Parent; provided, that any such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be the sole property of Parent and promptly returned to Parent or the Surviving Corporation, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b) Exchange Procedures.

(i) Transmittal Materials. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares, if any (“Certificates”), and each former holder of record of Shares held in book-entry form (“Book-Entry Shares”) (in each case, other than holders of only Cancelled Shares and Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or effective affidavits in lieu thereof in accordance with Section 2.3(e)) and a duly completed and validly executed letter of transmittal (and such other documents as may be reasonably required pursuant thereto) with respect to such Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the book-entry transfer of Book-Entry Shares as the Paying Agent may reasonably request), such transmittal materials to be in such form and to have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Per Share Merger Consideration.

(ii) Certificates. Following the Effective Time, upon surrender of one or more Certificates (or effective affidavits in lieu thereof in accordance with Section 2.3(e)) to the Paying Agent in accordance with the terms of such transmittal materials and instructions as contemplated in Section 2.3(b)(i), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (and such other documents as may be reasonably required pursuant thereto), each holder of record of one or more Certificates, if any, shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after such surrender following the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration that such holder is entitled to pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) shall, upon receipt by the Paying Agent following the Closing of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Shares upon receipt by the Paying Agent of such “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after such receipt following the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration, and the Book-Entry Shares so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates or Book-Entry Shares, as applicable, are registered, a check for any cash to be exchanged upon due surrender of the Certificates or Book-Entry Shares, as applicable, may be issued to such transferee or other Person if the Certificates or Book-Entry Shares, as applicable, formerly representing such Shares are properly presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Until surrendered as contemplated by this Section 2.3(b), each Certificate and Book-Entry Share (other than Cancelled Shares and Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together, if applicable, with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration as contemplated by this Article II. The Surviving Corporation shall pay all charges and expenses of the Paying Agent in connection with the exchange of Shares for the Per Share Merger Consideration.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any holder of Certificates or Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) who has not theretofore complied with this Article II shall thereafter be entitled to look to the Surviving Corporation only as a general creditor thereof for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) upon due surrender of Certificates or Book-Entry Shares acceptable to the Surviving Corporation, without any interest thereon in accordance with the provisions set forth in Section 2.3(b), and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of such holder’s claim for the Per Share Merger Consideration payable upon such due surrender of its Certificates or Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

(d) No Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Corporation, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Article II, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 2.1(a) (without interest and after giving effect to any required Tax withholdings as provided in Section 2.3(f)). The Per Share Merger Consideration paid upon surrender of Certificates or, in the case of Book-Entry Shares, receipt by the Paying Agent of an “agent’s message,” as applicable, in each case in accordance with the terms of this Article II, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares, as applicable.

(e) Lost Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent as a condition to the payment of any amount to which the holder of such Certificate is entitled as set forth in this Article II, the posting by such Person of a bond in customary amount and upon such customary terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate and, subject to such Person’s compliance with the exchange provisions set forth in Section 2.3(b)(iii) (other than the surrender of a Certificate), the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the amount the holder of such Certificate is entitled to as set forth in this Article II.

(f) Withholding Rights. Each of the Paying Agent, Parent, Merger Sub, the Company and the Surviving Corporation (and any agent or Affiliate thereof) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.2, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Parent, the Paying Agent, Merger Sub, the Company or the Surviving Corporation (or any agent or Affiliate thereof), as the case may be, such deducted or withheld amounts (i) shall timely be remitted by the Paying Agent, Parent, Merger Sub, the Company or the Surviving Corporation, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made by the Paying Agent, Parent, Merger Sub, the Company or the Surviving Corporation, as the case may be.

Section 2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), any Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted such Shares in favor of the adoption of this Agreement and who are entitled to and have properly demanded appraisal rights with respect thereto in accordance with Section 262 of the DGCL, have complied in all respects with Section 262 of the DGCL and have not effectively withdrawn such demand (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 2.1(a), unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL, at which time such Shares shall thereupon be automatically converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration as provided in Section 2.1(a), without interest and after giving effect to any required Tax withholdings pursuant to Section 2.3(f), and such Shares shall not be deemed Dissenting Shares, and such holder thereof shall cease to have any other rights with respect to such Shares. Each Dissenting Share shall no longer be outstanding, shall automatically be cancelled and extinguished and shall cease to exist at the Effective Time, and each holder of Dissenting Shares shall be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the provisions of, and as provided by, Section 262 of the DGCL with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL. The Company shall give Parent (a) prompt written notice of any written demands for appraisal, any withdrawals of such demands, and any other demand, notice, withdrawal or instrument pursuant to applicable Law that are received by or delivered to the Company relating to stockholders’ rights of appraisal or to such demands or withdrawals and (b) the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with the provisions under Section 262 of the DGCL, or propose or agree to do any of the foregoing.

Section 2.5 Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares, RSU Awards and PSU Awards the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.5 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.6 Further Assurances. If at any time after the Effective Time, Parent or the Surviving Corporation reasonably believes or is advised that any further instruments, deeds, assignments, actions or assurances are reasonably necessary or desirable to consummate the Merger and the transactions contemplated hereby or to carry out the purposes and intent of this Agreement, then Parent and the Surviving Corporation and their respective officers and directors shall be authorized to execute and deliver, following the Effective Time, all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and the transactions contemplated hereby and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (a) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after the Applicable Date and prior to the Business Day immediately preceding the date of this Agreement (excluding any disclosures set forth in the SEC Reports (i) under the captions “Risk Factors” or “Forward-Looking Statements” and (ii) in any other section to the extent they are cautionary, predictive or forward-looking in nature) or (b) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent the relevance of such item is reasonably apparent on the face of such disclosure:

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) The Company is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so qualified or in good standing is not material to the Company and its Subsidiaries, taken as a whole.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and, if not wholly owned, the other holders thereof, and (ii) the jurisdiction of organization of each such Subsidiary. The Company does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity, other than the Subsidiaries set forth in Section 3.1(c) of the Company Disclosure Letter.

(d) Each Subsidiary of the Company is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except in each case as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case, to the extent such concept is applicable, where the failure to be so qualified or in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.2 Certificate of Incorporation and Bylaws.

(a) The Company has made available to Parent, prior to the date hereof, a true, correct and complete copy of the amended and restated certificate of incorporation, as amended as of the date of this Agreement (the “Certificate of Incorporation”), and the amended and restated bylaws, as amended as of the date of this Agreement (the “Bylaws”), of the Company as currently in effect. The Certificate of Incorporation and the Bylaws are in full force and effect, and the Company is not in violation of the foregoing documents in any material respect.

(b) The Company has made available to Parent, prior to the date hereof, true, correct and complete copies of the organizational documents of each material Subsidiary of the Company, as amended as of the date of this Agreement (other than ministerial or de minimis amendments) as currently in effect. No Subsidiary of the Company is in violation of any provision of its organizational documents, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of (i) eighty million (80,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) one million (1,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

(b) As of the close of business on September 18, 2025 (the “Capitalization Date”):

(i) no shares of Preferred Stock were issued or outstanding;

(ii) 30,117,518 shares of Common Stock were issued and outstanding;

(iii) 37,599,156 shares of Common Stock were held by the Company in its treasury; and

(iv) there were 1,085,228 shares of Common Stock reserved and available for issuance pursuant to the Company Stock Plans, of which amount (A) 136,549 shares of Common Stock were underlying outstanding Options (all of which have a per share exercise price that is greater than the Per Share Merger Consideration), (B) 229,493 shares of Common Stock were underlying outstanding Director RSU Awards and 1,554,476 shares of Common Stock were underlying outstanding RSU Awards that are not Director RSU Awards, (C) 342,290 shares of Common Stock were underlying outstanding PSU Awards (other than TSR-Vesting PSU Awards) calculated based on deemed target-level performance achievement (which would be 684,580 shares of Common Stock assuming maximum level performance achievement), (D) 901,639 shares of Common Stock were underlying outstanding TSR-Vesting PSU Awards calculated based on deemed target-level performance achievement (which would be 1,803,278 shares of Common Stock, assuming maximum level performance achievement), and (E) $47,522 of accrued and unpaid dividends or dividend equivalent rights were corresponding to outstanding RSU Awards and PSU Awards.

(c) From the close of business on the Capitalization Date until the date of this Agreement, no Company Equity Awards have been granted and no Company Securities have been issued (and the Company has not incurred any obligation to make any payments to any Person based on the price or value of any Company Securities), except for Shares issued pursuant to the settlement of RSU Awards and PSU Awards, in each case in accordance with the terms of the applicable Company Stock Plan and applicable award agreement pursuant to which such RSU Awards and PSU Awards were granted. Except as set forth in Section 3.3(b) of this Agreement or in Section 3.3(c) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company other than any Shares issuable as a result of the vesting, exercise or settlement of any Company Equity Awards between the date of this Agreement and the Capitalization Date, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or (C) options, warrants, calls, phantom stock, rights of first refusal, equity or equity-based compensation awards, profit participations, stock appreciations, or other equity or equity-based interests or rights, or other rights to acquire from the Company, or obligations or contractual commitments of the Company to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, exchangeable for or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of the Company (clauses (A)-(C), collectively, “Company Securities”), (ii) there are no outstanding contractual obligations requiring the Company to repurchase, redeem or otherwise acquire any Company Securities and (iii) there are no stockholder rights plans (or similar plans commonly referred to as a “poison pill”) in effect pursuant to which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other Company Securities. All outstanding Shares, and all Shares reserved for issuance as noted in Section 3.3(b), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of pre-emptive rights and were or will be issued in compliance in all material respects with applicable Law and the organizational documents of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. No Subsidiary of the Company owns any Company Securities.

(d) Section 3.3(d) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, a list of all outstanding Company Equity Awards, the number of shares of Common Stock subject to each such Company Equity Award (calculated based both on deemed target-level and maximum level performance for the PSU Awards), the grant date, the exercise price per share (to the extent applicable) and the name (or employee identification number) of the holder thereof.

(e) Since the Applicable Date, all dividends and distributions (including dividend equivalents) on Company Securities that have been declared or authorized prior to the date hereof have been paid in full. Since the Capitalization Date through the date of this Agreement, the Company has not established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities. As of the date of this Agreement, no dividends or similar distributions have accrued or been declared but are unpaid on any Company Securities, and the Company is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any Company Securities.

(f) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company, and all outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act and “blue sky” Laws.

(g) All of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such shares are owned by the Company or a Subsidiary of the Company and are owned free and clear of all Liens, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except (i) for transfer restrictions of general applicability arising under securities laws and (ii) where any such failure to own any such shares free and clear would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock or other equity interests of any Subsidiary of the Company. Except as set forth in Section 3.3(g) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of any Subsidiary of the Company or (B) options, warrants, calls, phantom stock, rights of first refusal, equity or equity-based compensation awards, profit participations, stock appreciations, or other equity or equity-based interests or rights, or other rights to acquire from any Subsidiary of the Company, or obligations or contractual commitments of any Subsidiary of the Company to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person (other than the Company or its wholly-owned Subsidiaries) a right to subscribe for or acquire, any capital stock or voting securities of any Subsidiary of the Company (collectively, “Company Subsidiary Securities”), in each case of clauses (A) and (B), that are not directly or indirectly owned by the Company and (ii) there are no outstanding contractual obligations requiring any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Subsidiary Securities from any third party.

Section 3.4 Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 4.10, to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Common Stock entitled to vote thereon at the Stockholders Meeting, or any adjournment or postponement thereof (the “Company Requisite Vote”), and the filing of the Certificate of Merger with the Delaware Secretary of State. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company, at a duly called and held meeting at which all directors were in attendance and voted, has unanimously adopted resolutions (a) approving and declaring the advisability of this Agreement and the transactions contemplated hereby, including the Merger, (b) determining that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders, (c) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (d) resolving to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Recommendation”) and (e) directing that this Agreement, the Merger and the other transactions contemplated hereby be submitted to the stockholders of the Company for their adoption and approval. The only vote or approval of the holders of any class or series of capital stock of the Company which is required, including under applicable Law and the Certificate of Incorporation and Bylaws, to adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, is the Company Requisite Vote.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not (i) breach, violate or conflict with the Certificate of Incorporation or Bylaws or the organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by Section 3.5(b) have been obtained, all filings described in Section 3.5(b) have been made and the Company Requisite Vote has been obtained, contravene, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties or assets are bound or (iii) except with respect to the Credit Facilities, result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default or result in a breach or violation), require a consent or result in the loss of a benefit under, give rise to any right of termination, cancellation, amendment, approval, notice, payment, modification or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of the Company or any of its Subsidiaries pursuant to, any Material Contract, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or which would not reasonably be expected to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

(b) Subject to the accuracy of Parent’s and Merger Sub’s representations set forth in Section 4.3(b), the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, order, authorization or permit of, action by, registration, declaration or filing with or notification to, any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission, arbitrator or arbitral body (public or private) or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, provincial, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), and state securities Laws, Takeover Laws and “blue sky” Laws, (ii) applicable filings and approvals under any applicable Antitrust or Foreign Investment Law, including the filing of a premerger notification and report form by the Company under the HSR Act and the consents, authorizations, permits, actions, filings or approvals of, or notifications to, any Governmental Entity under the applicable Antitrust or Foreign Investment Laws set forth in Section 3.5(b)(ii) of the Company Disclosure Letter, (iii) compliance with the applicable requirements of the NASDAQ Global Select Market, (iv) the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (A) prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement or (B) have a Material Adverse Effect.

Section 3.6 Compliance.

(a) The Company and its Subsidiaries are not, and since the Applicable Date have not been, in violation of any Law applicable to the Company or any of its Subsidiaries and, since the Applicable Date, have conducted their business in compliance with all applicable Laws, except for violations or noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, none of the Company or its Subsidiaries has received written notice of any violation (or any investigation with respect thereto) of any Law, and none of the Company or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of Governmental Entity, applicable to any of its assets, properties or operations, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have all permits, licenses, grants, registrations, certificates, variances, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities required to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof and as of the Effective Time (“Licenses”), except for any such Licenses the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Licenses of the Company and its Subsidiaries are in full force and effect and no suspension or cancellation of any of such Licenses is pending or, to the Knowledge of the Company, threatened, except where the failure to be in full force and effect, or the suspension or cancellation of, any of such Licenses would not have a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Licenses held by the Company and its Subsidiaries are sufficient and adequate to permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted. None of the operations of the Company or its Subsidiaries is, or since the Applicable Date has been, in conflict with, or in default or violation of, any of the Company’s Licenses, except for any such conflicts, defaults or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any material License is pending or, to the Knowledge of the Company, threatened before any Governmental Entity except to the extent any of the foregoing would not have a Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, for the preceding five (5) years, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer employee, or agent of any of the Company or its Subsidiaries, (i) is or has been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the UK Bribery Act 2010 or any other similar applicable Law that prohibits corruption, gratuities, conflicts of interest, or bribery (collectively, “Anti-Corruption Laws”), or (ii) is or has, directly or indirectly, (A) used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity, (B) offered, promised, authorized, paid, or delivered any gift, fee, commission, or other sum of money or item of value, however characterized, to any Government Official, or to any finder, agent, or other party acting on behalf of a Government Official, or (C) made any payment to any customer, supplier, or business counterparty, or to any officer, director, partner, employee, or agent of any such customer, supplier, or business counterparty, for the unlawful sharing of fees or rebating of charges, or to induce or reward the improper performance of the recipient’s function or the breach of a duty owed by the recipient to his or her employer or principal. The Company has instituted and maintains internal controls, policies, and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, for the preceding five (5) years, the Company and its Subsidiaries have conducted transactions in compliance with applicable Sanctions Laws and Trade Control Laws. The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance with Sanctions Laws and Trade Control Laws. Neither the Company, nor any Subsidiary, nor any director, officer, or employee, nor, to the Knowledge of the Company, any agent of the Company or any Subsidiary is a Person that is: (i) organized under the Laws of, or ordinarily resident in, a country or territory that is the subject of comprehensive sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) (currently, North Korea, Cuba, Iran, and the occupied territories of Crimea, Donetsk, and Luhansk in Ukraine); (ii) designated on a sanctioned parties list administered by OFAC; or (iii) fifty percent (50%) or more owned, directly or indirectly, individually or in the aggregate, by one or more Persons described in clause (i) or clause (ii).

(d) To the Knowledge of the Company, for the preceding five (5) years, the Company and its Subsidiaries have not (i) been charged with violating, or received any written notice, request, or citation, or been made aware of any allegation, investigation, inquiry, action, or proceeding regarding an actual or alleged violation of Anti-Corruption Laws or Sanctions Laws or Trade Control Laws or (ii) made any voluntary or involuntary disclosure to a Governmental Entity regarding an actual or alleged violation of Anti-Corruption Laws or Sanctions Laws or Trade Control Laws.

Section 3.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments, schedules and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2023 (the “Applicable Date”) (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments, schedules and supplements thereto, collectively, the “SEC Reports”). As of their respective SEC filing dates or, if amended, supplemented or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment, supplement or superseding filing prior to the date of this Agreement, the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement), none of the SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended, supplemented or superseded by a later SEC Report filed prior to the date of this Agreement; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. The Company is in compliance in all material respects with the applicable listing and corporate governance rules of the NASDAQ Global Select Market.

(b) The consolidated financial statements of the Company and its consolidated Subsidiaries (including all notes thereto) included in or incorporated by reference into the SEC Reports (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except, in the case of unaudited statements, for the absence of footnote disclosures and normal period-end adjustments as permitted by GAAP and the rules and regulations of the SEC), (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and stockholders’ equity for the periods indicated (subject to normal period-end adjustments as permitted by GAAP and the rules and regulations of the SEC) and (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries. Since December 31, 2024, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Since the Applicable Date, the Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance and effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents under the Exchange Act. Since the Applicable Date, the Company has maintained internal control over financial reporting (as defined in Rule 13a-5 or 15d-5, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, none of the Company, its Subsidiaries, the Board of Directors of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company or any of its Subsidiaries, (ii) any illegal act or fraud, whether or not material, that involves the management of the Company or other Company Employees who have a significant role in the Company’s or its Subsidiaries’ internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing. Except as set forth on Section 3.7(c) of the Company Disclosure Letter, the Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such system was effective.

(d) Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company contained in the Company’s quarterly report on Form 10-Q for the period ended June 28, 2025; (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 28, 2025; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement; and (iv) for liabilities or obligations permitted by this Agreement or incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether or not accrued, contingent or otherwise, known or unknown, or due or to become due) of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the consolidated financial statements of the Company included in the SEC Reports (including all related notes and schedules thereto).

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company or any of its Subsidiaries from the SEC or its staff. To the Knowledge of the Company, as of the date hereof, none of the SEC Reports are the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(g) The Company hereby makes the representation and warranty set forth in Section 3.7(g) of the Company Disclosure Letter.

Section 3.8 Contracts.

(a) Except for (x) this Agreement, and (y) the Company Plans, Section 3.8(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of any note, bond, loan, mortgage, indenture, contract, subcontract, agreement, lease or other similar instrument or binding obligation (for the avoidance of doubt, other than Licenses) (each, a “Contract”) which is in effect as of the date hereof (or pursuant to which the Company or any of its Subsidiaries has any continuing obligations as of the date hereof) and to which the Company or any of its Subsidiaries is party or by which the Company or any of its Subsidiaries is bound, that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K (provided, that such Contracts need not be set forth on Section 3.8(a)(i) of the Company Disclosure Letter if true, correct and complete and unredacted copies have been filed as exhibits to the SEC Reports prior to the date hereof);

(ii) contains covenants that (A) limit in any material respect the freedom of the Company or any of its Subsidiaries or their respective Affiliates to compete or engage in any line of business or with respect to any class of products or with any Person or in any geographical region or (B) contain “most favored nation” provisions, material exclusivity obligations or otherwise limit in any material respect the freedom or right of the Company or any of its Subsidiaries or their respective Affiliates to research, develop, sell, distribute or manufacture any products or services for any other Person or in any geographical region, in each case, that are material to the Company and its Subsidiaries, taken as a whole;

(iii) other than with respect to any partnership that is wholly owned by the Company or any of its Subsidiaries, is a joint venture, partnership or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(iv) contains minimum purchase conditions in excess of $25,000,000 with respect to inventory purchases by the Company or its Subsidiaries for resale, or in excess of $5,000,000 with respect to other purchase obligations by the Company or its Subsidiaries, or Contracts that contain covenants binding upon the Company or any of its Subsidiaries or any of their respective Affiliates that materially restrict, or purport to materially restrict, the purchasing relationships of the Company or its Subsidiaries or any of their respective Affiliates;

(v) other than solely among wholly owned Subsidiaries of the Company, relates to (i) indebtedness of the Company or its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) having an outstanding principal amount in excess of $10,000,000 or (ii) a Lien (other than Permitted Liens) on the assets of the Company or its Subsidiaries securing obligations with a principal amount in excess of $10,000,000;

(vi) constitutes any acquisition or divestiture Contract (whether by merger, consolidation, purchase or sale of stock or otherwise) of any interest in any Person or any business, line of business or division thereof, or a material portion of the assets of any Person pursuant to which the Company or any of its Subsidiaries has outstanding material obligations, including in respect of any “earnout” or similar contingent or deferred payments involving more than $5,000,000 in the aggregate payable by the Company or its Subsidiaries over the term of the Contract from and after the date of this Agreement (excluding, for the avoidance of doubt, acquisitions or dispositions of supplies, products, properties or other assets, in each case, in the ordinary course of business consistent with past practice, or of supplies, products or other assets, in each case, that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or any of its Subsidiaries);

(vii) is entered into outside the ordinary course of business that requires future expenditures or receipts by the Company or any of its Subsidiaries of more than $5,000,000 in any one (1)-year period that cannot be terminated on less than sixty (60) days’ notice without material payment or penalty;

(viii) is entered into with a Material Customer or a Material Supplier;

(ix) is entered into with a Governmental Entity, other than those pursuant to which the Company supplies goods or services in the ordinary course of business consistent with past practice and, with respect to the environmental matters, those that are not material;

(x) is a Contract creating a capital lease obligation in excess of $1,000,000;

(xi) is a Contract involving any resolution or settlement of any actual or threatened (in writing) Action involving the Company or any of its Subsidiaries involving (A) a payment in excess of $2,500,000 and entered into in the last five (5) years or (B) any material ongoing obligations yet to be performed or completed by or restrictions on the Company or any of its Subsidiaries;

(xii) is a Real Property Purchase Contract with respect to any Material Real Property;

(xiii) (A) contains a license or any other right to use or exploit any material Intellectual Property, excluding non-exclusive licenses for generally commercially available, off-the-shelf Software on standard terms with annual fees of less than $5,000,000 or (B) grants any Person a license or other right to use or exploit any material Company Owned Intellectual Property, excluding non-exclusive licenses granted in the ordinary course of business that are merely incidental to the primary purpose of the Contract; or

(xiv) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company.

Each Contract required to be set forth in Section 3.8(a) of the Company Disclosure Letter or filed as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Company Plan) is referred to herein as a “Material Contract”.

(b) Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates after the date hereof in accordance with its terms and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (A) neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from any other party to a Material Contract that such other party intends to terminate, not renew or renegotiate in any material respect the terms of any such Material Contract nor to the Knowledge of the Company, any such party is threatening in writing to do so and (B) each of the Company and its Subsidiaries has performed all obligations required to be performed by it to date, and there is no breach or default, under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries. The Company has made available to Parent true, correct and complete copies of all Material Contracts (or a written summary if not in writing) as of the date of this Agreement (including all amendments and supplements thereto, other than amendments and supplements that are not ministerial or de minimis in nature).

Section 3.9 Absence of Certain Changes or Events. (a) Since June 28, 2025 through the date of this Agreement, except as expressly contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and the Company and its Subsidiaries have not taken any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Sections 5.1(b)(ii), (iv), (v), (vi), (vii), (viii), (ix), (xi), (xiii), (xvii) or (xviii) hereof and (b) since December 28, 2024 through the date of this Agreement, there has not occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.10 Absence of Litigation. There are no suits, claims, demands, orders, notices of claims, violation or liability, charges, actions, audits, investigations, requests for information, examinations or inquiries by any Governmental Entity, litigations, arbitrations or other proceedings, whether civil, criminal, administrative or investigative (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective assets or properties, other than any such Action that would not reasonably be expected, individually or in the aggregate, (a) to have a Material Adverse Effect or (b) to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement. None of the Company, any of its Subsidiaries or any of their respective assets or properties is or are subject to any order, writ, ruling, settlement, judgment, injunction, decree or award of a Governmental Entity except for those that would not reasonably be expected, individually or in the aggregate, to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other employee benefit plan, policy, program or arrangement, whether written or unwritten, including any bonus, commission, employment, consulting, severance, fringe benefits, change in control compensation, equity-based compensation, pension, insurance, welfare, post-retirement health or welfare, health, life, disability, accident, sick pay, sick leave, accrued leave, vacation, and deferred compensation arrangement, in each case, (i) that is contributed (or required to be contributed) to, sponsored or maintained by the Company or any of its Subsidiaries, (ii) that is providing compensation or benefits to any current or former Company Service Providers, or (iii) for which the Company or any of its Subsidiaries has any direct or indirect liability.

(b) With respect to each Company Plan set forth on Section 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent a true and complete copy thereof (including any material amendments thereto) to the extent in writing or a written summary in the case of an unwritten Company Plan, and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required and all related summaries of material modifications; and (iv) for the most recently completed fiscal year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any.

(c) (i) Each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable Laws, (ii) with respect to each Company Plan, as of the date of this Agreement, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened (in writing), (iii) each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Plan and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification, (iv) to the Knowledge of the Company, no fiduciary (within the meaning of Section 3(21) of ERISA) has breached any fiduciary duty with respect to a Company Plan, in the preceding five (5) years or otherwise has any material liability in connection with acts taken (or the failure to act) with respect to the administration or investment of the assets of any Company Plan, (v) no Company Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Entity, (vi) all material payments required to be made by any of the Company or any of its Subsidiaries under, or with respect to, any Company Plan (including all contributions, distributions, reimbursements, premium payments or intercompany charges) with respect to all prior periods have been timely made or, for any such payments that are not yet due, properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in each case in accordance with the provisions of each of the Company Plans, applicable Law and GAAP, and (vii) no facts or circumstances exist that would reasonably be expected to give rise to any Lien (and no Lien has been imposed) on the assets of any of the Company or any of its Subsidiaries under ERISA or the Code with respect to any Company Plan. No stock or other equity or equity-based securities issued by any of the Company or any of its Subsidiaries forms or has formed any part of the assets of any Company Plan that is intended to qualify under Section 401(a) of the Code.

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Letter, no Company Plan provides for post-employment or retiree health benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar Laws or continued coverage through the end of the month in which such termination occurs.

(e) Except as set forth on Section 3.11(e) of the Company Disclosure Letter, no Company Plan is (i) subject to Section 302 of Title IV of ERISA or Section 412, 430 or 4971 of the Code (or would be subject to such provision if such plan covered Company Service Providers in the United States), (ii) a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code (a “Multiemployer Plan”), (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. None of the Company nor any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any of its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as any of the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA (an “ERISA Affiliate”) has incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) which remains unsatisfied, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the incurrence of any such liability to the Company or its Subsidiaries. With respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code (each, a “Company DB Plan”), (A) no Company DB Plan has failed to satisfy the minimum funding standard of Sections 412 and 430 of the Code and Sections 302 and 303 of ERISA, whether or not waived, (B) no Company DB Plan has been determined to be (or would reasonably be expected to be) in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (D) no unsatisfied liability (other than for non-delinquent premiums to the PBGC) under Title IV of ERISA has been (or would reasonably be expected to be) incurred by any of the Company or any of its Subsidiaries; (E) the Pension Benefit Guaranty Corporation (“PBGC”) has not instituted proceedings to terminate any such Company DB Plan, (F) to the Knowledge of the Company, no condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company DB Plan, and (G) no election for funding relief has been made under Section 430(c)(2)(F) of the Code or Section 303(c)(2)(D) of ERISA.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) accelerate the time of payment, vesting or funding, or increase the amount, of any compensation or benefit due to any current or former Company Service Provider under any Company Plan or otherwise (except as expressly provided under this Agreement), (ii) result in the payment of any new compensation or provision on any new benefit to any current or former Company Service Provider under any Company Plan or otherwise, or (iii) result in a limitation on the ability of the Company or any of its Subsidiaries to amend, modify or terminate any Company Plan.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in any payments or benefits which would not reasonably be deductible by reason of Section 280G of the Code.

(h) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is, in all material respects, in documentary compliance with, and has, in all material respects, been administered in operational compliance with, Section 409A of the Code and applicable guidance thereunder, to the extent Section 409A of the Code is applicable to such Company Plan, and no amount under such Company Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. No current or former Company Service Provider is entitled to receive any additional payment (including any Tax gross-up or other payment) from any of the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(i) All Company Plans subject to the Laws of any jurisdiction outside of the United States or that covers any current or former Company Service Providers residing or working outside of the United States (each, a “Foreign Benefit Plan”) (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such tax treatment with respect to such Foreign Benefit Plan, (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions, and (iii) if intended or required to be qualified, approved or registered with a Governmental Entity, is and has been so qualified, approved or registered and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification, approval or registration with respect to such Foreign Benefit Plan.

(j) All Options, RSU Awards and PSU Awards were granted under and in compliance with the terms of a Company Stock Plan and applicable Law and no other types of awards are currently outstanding under any Company Stock Plan. All Options have a per-share exercise price that is at least equal to the fair market value of a share of the underlying stock on the date such Option was granted (determined in accordance with applicable Law, including Section 409A of the Code).

Section 3.12 Labor and Employment Matters.

(a) Neither the Company nor any Subsidiary thereof is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement being negotiated by the Company or any of its Subsidiaries as of the date hereof. To the Knowledge of the Company, there are no activities or proceedings of any labor union, works council or similar employee or labor organization to organize any Company Employees. Additionally, (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Entity relating to the Company or any of its Subsidiaries or any Company Employee that if successful would be material to the Company and its Subsidiaries taken as a whole; (ii) there is no labor strike, material slowdown, material dispute, or material work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to any Company Employees in the last five (5) years; (iii) there is no representation claim or petition pending before any applicable Governmental Entity; and (iv) there are no material charges with respect to or relating to any of the Company or any of its Subsidiaries pending before any applicable Governmental Entity responsible for the prevention of unlawful employment practices.

(b) There are no liabilities or obligations of the Company or any of its Subsidiaries under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law (collectively, the “WARN Act”) that remain unsatisfied.

(c) The Company and each of its Subsidiaries is, and for the last five (5) years has been, in compliance in all material respect with all laws regarding labor, employment and employment practices, including Laws relating to discrimination, hours of work, the classification of service providers, work authorizations, employment verification, immigration and the payment of wages and overtime. As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened Actions relating to employees or employment practices, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(d) None of the Company or any of its Subsidiaries is delinquent in payment, other than with respect to de minimis amounts, to any Company Employee for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such Company Employee or in payments owed upon any termination of such Company Employee’s employment or engagement.

(e) To the Knowledge of the Company, no current Company Employee holding the title of Vice President or above is bound by any Contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any Governmental Entity that would materially interfere with the use of such Company Employee’s best efforts to promote the interests of the Company and its Subsidiaries or that would materially conflict with the Company or any of its Subsidiaries’ business as currently conducted.

(f) During the past five (5) years, to the Knowledge of the Company, no material allegations of workplace sexual harassment or sexual assault have been made by or against any employee of the Company or any of its Subsidiaries holding the title of Vice President or above.

Section 3.13 Insurance. Section 3.13 of the Company Disclosure Letter contains a list of the material insurance policies maintained by the Company and its Subsidiaries in effect as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof and (c) neither the Company nor any of its Subsidiaries has received a written notice of cancellation from the insurers of any such insurance policy.

Section 3.14 Properties.

(a) Section 3.14(a)(i) of the Company Disclosure Letter sets forth a list, true, correct and complete in all respects, of all real property that the Company or any of its Subsidiaries owns (the “Owned Real Property”). With respect to each Owned Real Property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company or the applicable Subsidiary has good and valid title to such Owned Real Property, free and clear of any Liens, other than Permitted Liens, (ii) there are no existing, pending or, to the Knowledge of the Company, threatened (in writing) condemnation, eminent domain or similar proceedings affecting any material portion of such Owned Real Property, and (iii) the Company or the applicable Subsidiary is in possession of such Owned Real Property and the Company or such Subsidiary, as applicable, has not leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any material portion thereof. Except pursuant to those certain purchase and sale contracts disclosed in Section 3.14(a)(ii) of the Company Disclosure Letter (each, a “Real Property Purchase Contract” and collectively, the “Real Property Purchase Contracts”), neither the Company nor any Subsidiary has granted any outstanding options or rights of first refusal or entered into any Contract, written or oral, to sell or purchase all or a material portion of the Owned Real Property. The Company has made available to Parent prior to the date hereof true, correct and complete copies of all Real Property Purchase Contracts and any amendments, supplements or other modifications thereto.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or its Subsidiaries pursuant to leases, subleases, licenses or other occupancy arrangements providing for the occupancy, in each case, of a retail store or other facilities in excess of 20,000 square feet (the “Leased Real Property”), including the address of each Leased Real Property. The Company has made available to Parent true, correct and complete copies of all Leases in all material respects. With respect to each Lease, (A) such Lease is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, (B) except as would not have a Material Adverse Effect, neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any other party to such Lease is in default under such Lease, and, to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default or permit the termination, modification or acceleration of rent under such Lease, (C) the Company and any of its Subsidiaries party to such Lease has a good and valid leasehold or subleasehold interest, as applicable, in such Leased Real Property, free and clear of all Liens, except Permitted Liens, (D) neither the Company nor any of its Subsidiaries has received written notice of any existing, pending or, to the Knowledge of the Company, threatened (in writing) condemnation, eminent domain or similar proceedings affecting such Leased Real Property and (E) neither the Company nor any of its Subsidiaries has (x) exercised any option or right to terminate such Lease or to purchase such Leased Real Property other than as set forth in a written notice or other document included in the Leases or made available to Parent, or (y) received written notice from the other party to such Lease that such other party intends to terminate, not renew or renegotiate in any material respect the terms of such Lease (except in accordance with the terms thereof).

(c) A true, complete and correct list of all Owned Real Property and Leased Real Property that is either “closed” or at which the Company or its Subsidiaries is not currently conducting business is disclosed in Section 3.14(c) of the Company Disclosure Letter.

(d) The Owned Real Property and Leased Real Property encompasses all of the real property currently being used or required to conduct the business of the Company or any of its Subsidiaries after the Closing Date as it is presently conducted.

(e) With respect to each Owned Real Property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) all improvements and building systems applicable to such Owned Real Property are in good operating condition, subject to ordinary wear and tear; (ii) the current use and occupancy of such Owned Real Property is in compliance with all applicable building, zoning, land use and similar laws, ordinances, regulations and orders of any Governmental Entity (collectively, “Real Property Laws”); (iii) neither the Company nor any of its Subsidiaries has received written notice of any violation of any Real Property Law with respect to such Owned Real Property; and (iv) neither the Company nor any of its Subsidiaries has received written notice that such Owned Real Property is currently in violation of any covenants, conditions, restrictions, easements or rights of way, that affect such Owned Real Property.

Notwithstanding the foregoing, no representation is made under this Section 3.14 with respect to any Intellectual Property.

Section 3.15 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any valid extension of time within which to file) all Tax Returns (as defined below) filed by any of them and all such filed Tax Returns are true, complete and accurate in all material respects, (ii) have timely paid all Taxes (as defined below) whether or not shown to be due on such filed Tax Returns and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) No Tax audits, examinations, investigations or other proceedings with respect to the Company or any of its Subsidiaries are currently pending or have been threatened in writing, and no material deficiency for Taxes has been assessed or proposed in writing by any Governmental Entity against the Company or any of its Subsidiaries.

(d) There are no Liens for Taxes on any of the assets of the Company other than Liens described in clause (iv) of the definition of Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(f) Neither the Company nor any of its Subsidiaries (A) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, or by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group of which the common parent is the Company) or otherwise as a transferee or successor, (B) is a party to or bound by any material Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other commercial agreements or contracts not primarily related to Tax or any agreement among or between only the Company or any of its Subsidiaries) or (C) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two (2)-year period ending on the date of this Agreement.

(g) Neither the Company nor any of its Subsidiaries has (A) entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), (B) requested or received any ruling of a Taxing Authority or (C) entered into or requested any material agreement with a Taxing Authority.

(h) No written claim that has not been previously resolved has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that the Company or such Subsidiary (as applicable) is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

Section 3.16 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement will, at the time of the Stockholders Meeting, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

Section 3.17 Intellectual Property; Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true, compete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, (iv) internet domain name registrations, and (v) social media accounts, in each case that are owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”). All right, title and interest in and to the Company Registered Intellectual Property and all other Intellectual Property owned or purported to be owned by the Company or its Subsidiaries (collectively, the “Company Owned Intellectual Property”) are exclusively owned by the Company or its Subsidiary, free and clear of all Liens except Permitted Liens, and all Company Registered Intellectual Property is subsisting, unexpired and, to the Knowledge of the Company, valid and enforceable. The Company and its Subsidiaries have a valid, enforceable license or other right to use all other Intellectual Property used or held for use in the operation of their respective businesses, and since the Applicable Date have not received any written assertion or claim challenging the ownership, validity or enforceability of any Company Owned Intellectual Property or use by the Company of any Intellectual Property;

(b) (i) the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate, or otherwise violate, and has not since the Applicable Date infringed, misappropriated, or otherwise violated, the Intellectual Property of any third party, and since the Applicable Date none of the Company or its Subsidiaries has received any written assertion or claim alleging same and (ii) to the Knowledge of the Company, the Company Owned Intellectual Property is not being and since the Applicable Date has not been infringed, misappropriated, or otherwise violated, by any third party;

(c) the Company and its Subsidiaries implement and maintain, and have since the Applicable Date implemented, maintained and complied with commercially reasonable measures and safeguards, in material compliance with Privacy Laws, that are designed to protect the integrity, continuous operation and security of their material trade secrets and the software, networks and systems used in connection with the operation of their respective businesses

(the “IT Systems ”) (and all Personal Information and confidential or proprietary data stored therein or processed or transmitted thereby) and, since the Applicable Date, there have been no breaches, unauthorized access, outages or violations of same (except for those that were investigated in a reasonable manner, remediated in all material respects or otherwise resolved without material cost, liability or the duty to notify any Person). The IT Systems used by or on behalf of the Company and its Subsidiaries are sufficient to carry on the conduct of their businesses in all material respects and, to the Knowledge of the Company, are free from material defects, viruses, malware and other corruptants; and

(d) (i) the Company and its Subsidiaries comply, and since the Applicable Date, have complied, with all contractual requirements, privacy policies of the Company and its Subsidiaries and Laws applicable to the Company and its Subsidiaries, in each case, relating to or governing the collection, use, storage, processing, security, disclosure, transfer or protection of Personal Information (such Laws, “Privacy Laws”), and have not received written notice of any violation of any Privacy Laws or such privacy policies by the Company or its Subsidiaries; (ii) to the Knowledge of the Company, there has been no unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of any Personal Information of the Company or its Subsidiaries and (iii) there are no claims pending or, to the Knowledge of the Company, threatened (in writing) against the Company or any of its Subsidiaries alleging a violation of any Privacy Laws.

Section 3.18 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the business of the Company and its Subsidiaries is not, and since the Applicable Date has not been, in violation of any applicable Environmental Law, (b) the Company and its Subsidiaries have all Licenses required under any applicable Environmental Laws for the operation of their respective businesses as currently conducted and are not, and since the Applicable Date have not been, in violation of such Licenses, (c) as of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened in writing under any applicable Environmental Law against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is subject to any order, writ, ruling, settlement, judgment, injunction, decree or award of a Governmental Entity pursuant to any Environmental Laws, (d) there has been no Release, transport, storage, arrangement for disposal of, or exposure of any Person to Hazardous Materials by the Company or any of its Subsidiaries, and there has been no Release of Hazardous Materials at any Owned Real Property or, to the Knowledge of the Company, any Leased Real Property or any formerly owned or leased real property during the time that the Company or any of its Subsidiaries, including any predecessor entities, owned or operated such property, in each case that would reasonably be expected to result in liability under applicable Environmental Laws for the Company or its Subsidiaries, (e) except as may be set forth in the Leases or other Contracts entered into in the ordinary course of business, neither the Company nor any of its Subsidiaries has assumed by contract, or provided an outstanding indemnity with respect to, any liability (contingent or otherwise) of another Person arising under Environmental Laws or relating to the Release of Hazardous Materials for which the Company and its Subsidiaries would not otherwise be liable, and (f) neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Entity or third party pursuant to any transaction-triggered Environmental Laws. To the Knowledge of the Company, the Company has made available to Parent copies of all material written environmental, health or safety audits, assessments and reports prepared by a third party since the Applicable Date in the possession or reasonable control of the Company or its Subsidiaries with respect to the environmental condition of the Owned Real Property or Leased Real Property or, to the extent bearing on an environmental condition that would reasonably be expected to have a Material Adverse Effect, any formerly owned or leased real property for which the Company or any of its Subsidiaries may still be liable.

Section 3.19 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of its financial advisor, J.P. Morgan Securities LLC (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by the Financial Advisor in preparing its opinion, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the outstanding shares of Common Stock (other than the Cancelled Shares and the Dissenting Shares). Such opinion has not been amended or rescinded as of the date of this Agreement. Promptly following the execution and delivery hereof (but in no event later than two (2) Business Days after the date hereof), the Company shall deliver to Parent a true and complete written copy of such opinion solely for informational purposes and not for reliance or for any other purpose, it being agreed and understood that such opinion is for the benefit of the Company Board.

Section 3.20 Brokers. Other than the Financial Advisor, no broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent’s counsel a redacted copy of all agreements in effect as of the date hereof between the Company and the Financial Advisor pursuant to which the Financial Advisor would be entitled to any payment related to the transactions contemplated by this Agreement.

Section 3.21 Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 4.10, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company (each, a “Takeover Law”) or similar provision under the organizational documents of the Company is, or at the Effective Time will be, applicable to this Agreement or the transactions contemplated hereby, including the Merger.

Section 3.22 Affiliate Transactions. Except as set forth on Section 3.22 of the Company Disclosure Letter, there are not any related party transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and the Company’s Affiliates (other than wholly owned Subsidiaries of the Company), any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five percent (5%) or more of the outstanding Shares, on the other hand, in each case, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act, that has not been so disclosed in the SEC Reports.

Section 3.23 Material Customers and Suppliers.

(a) In the twelve (12) months prior to the date hereof, there has been no material written dispute by any Material Customer, and there has been no written termination, written notice of termination or written notice to materially alter or decrease the volume of business by any Material Customer with respect to such Material Customer’s contract or business relationship with the Company, nor to the Knowledge of the Company has any Material Customer threatened in writing to do any of the foregoing with respect to such Material Customer’s contract or business relationship with the Company.

(b) In the twelve (12) months prior to the date hereof, there has been no material written dispute by any Material Supplier, and there has been no written termination, written notice of termination or written notice to materially alter or decrease the volume of business by any Material Supplier, with respect to such Material Supplier’s contract or business relationship with the Company, nor to the Knowledge of the Company has any Material Supplier threatened in writing to do any of the foregoing with respect to such Material Supplier’s contract or business relationship with the Company.

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, in the certificate delivered pursuant to Section 7.2(d) or in any Transaction Document, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information (other than any representations and warranties contained in this Article III, in the certificate delivered pursuant to Section 7.2(d) or in any Transaction Document), including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company that, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent the relevance of such item is reasonably apparent on the face of such disclosure:

Section 4.1 Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in such good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the certificates of incorporation and bylaws or similar organizational documents of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of its certificate of incorporation or bylaws or similar organizational documents in any material respect.

Section 4.2 Authority. Each of Parent and Merger Sub has all requisite corporate or similar power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the Boards of Directors of Parent and Merger Sub and, immediately following the execution of this Agreement, Parent will approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole stockholder of Merger Sub and promptly deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub, and no other corporate proceedings or stockholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder or to consummate the transactions contemplated hereby (other than the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not, (i) breach, violate or conflict with the certificate of incorporation, bylaws or other governing documents of Parent, the certificate of incorporation or bylaws of Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.3(b) have been obtained and all filings described in Section 4.3(b) have been made, contravene, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub or any Affiliate thereof, is a party or by which Parent, Merger Sub or any of their Affiliates or its or their respective properties or assets are bound (including any Contract to which an Affiliate of Parent or Merger Sub is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Subject to the accuracy of the Company’s representations set forth in Section 3.5(b), the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, order, authorization or permit of, action by, registration, declaration or filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities Laws, Takeover Laws and “blue sky” Laws, (ii) applicable filings and approvals under any applicable Antitrust or Foreign Investment Law, including the filing of a premerger notification and report form by the Company under the HSR Act and the consents, authorizations, permits, actions, filings or approvals of, or notifications to, any Governmental Entity under the applicable Antitrust or Foreign Investment Laws set forth in Section 3.5(b)(ii) of the Company Disclosure Letter, (iii) compliance with the applicable requirements of the NASDAQ Global Select Market, (iv) the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Absence of Litigation. There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any of their respective Subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Operations and Ownership of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (a) as expressly contemplated herein or in any other Transaction Document or in connection with the transactions contemplated hereby or thereby and (b) the business activities and the incurrence of liabilities and obligations incidental to its formation and the maintenance of its existence.

Section 4.6 Proxy Statement. None of the information supplied or to be supplied by or on behalf of each of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by the Company or any of its Representatives which is contained or incorporated by reference in the Proxy Statement.

Section 4.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 4.8 Financing.(a) Parent has delivered to the Company a true, complete and correct copy of the executed Equity Financing Commitment, pursuant to which each Guarantor has committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein (the “Equity Financing”) for the purposes of funding the Financing Uses. The Equity Financing Commitment provides that the Company is a third-party beneficiary thereof.

(b) The Equity Financing Commitment has not been withdrawn, terminated, amended or modified prior to the date of this Agreement, no such withdrawal, termination, amendment or modification is contemplated or pending, the commitment contained in the Equity Financing Commitment has not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. As of the date hereof, there are no side letters or Contracts to which Parent or Merger Sub is a party related to the funding, investing, availability or conditionality, as applicable, of the Equity Financing, other than as expressly set forth in the Equity Financing Commitment delivered to the Company on or prior to the date hereof.

(c) Parent has fully paid any and all fees in connection with the Equity Financing Commitment that are payable on or prior to the date hereof and Parent will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date.

(d) The Equity Financing Commitment is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, and Parent is not aware of any fact or occurrence existing on the date hereof that would or would reasonably be expected to make any of the assumptions or any of the statements set forth in the Equity Financing Commitment inaccurate or that would or would reasonably be expected to cause the Equity Financing Commitment to be ineffective. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Financing Commitment delivered to the Company prior to the date hereof. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Parent or, to the Knowledge of Parent, any other party thereto under the Equity Financing Commitment, (ii) constitute a failure to satisfy a condition precedent on the part of Parent or any other party thereto under the Equity Financing Commitment or (iii) result in any portion of the amount to be provided or funded in accordance with the Equity Financing Commitment being unavailable on the Closing Date. Parent has no reason to believe that any of the conditions to the Equity Financing contemplated by the Equity Financing Commitment applicable to it will not be satisfied or that the amount of the Equity Financing necessary to fund the Financing Uses will not be made available to Parent in full on the Closing Date.

(e) Assuming the Equity Financing is funded in accordance with the Equity Financing Commitment, Parent will have on the Closing Date funds sufficient to (i) pay the aggregate Per Share Merger Consideration and the other payments under Article II, including by the Surviving Corporation under Section 2.2, (ii) pay any and all fees and expenses required to be paid by Parent and Merger Sub in connection with the Merger, (iii) pay for any refinancing of any outstanding indebtedness of the Company or its Subsidiaries and (iv) satisfy all of the other payment obligations of Parent and Merger Sub contemplated hereunder at Closing (clauses (i) through (iv), the “Financing Uses”).

(f) Each of Parent and Merger Sub affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain the Equity Financing or any other financing for or related to any of the transactions contemplated hereby.

(g) There is no default under the Equity Financing Commitment by a Guarantor and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by a Guarantor.

Section 4.9 [Reserved].

Section 4.10 Ownership of Shares. Neither Parent nor any of its Subsidiaries nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof is, or has been at any time during the period commencing five (5) years prior to the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. Except as contemplated by this Agreement and as set forth on Section 4.10 of the Parent Disclosure Letter, none of Parent, Merger Sub or any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, Merger Sub or any of their respective Affiliates or Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Shares or a value determined in whole or part with reference to, or derived in whole or part from, the value of the Shares, in any case without regard to whether (a) such derivative conveys any voting rights in such securities to such Person or such Person’s Affiliates, (b) such derivative is required to be, or capable of being, settled through delivery of securities or (c) such Person or such Person’s Affiliates may have entered into other transactions that hedge the economic effect of such derivative, excluding investments made in the ordinary course of business in connection with retirement plans, 401(k) plans, mutual funds, pension plans or similar arrangements, in each case, not specifically targeted to an investment in Shares and not resulting in record or beneficial ownership of any Shares by Parent, Merger Sub or any of their respective Subsidiaries.

Section 4.11 Vote/Approval Required. No vote or consent of the holders of the equity interests of Parent or any of its Affiliates (other than Merger Sub) is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

Section 4.12 Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Sections 7.1 and 7.2 have been satisfied or waived, (b) the representations and warranties of the Company in Article III are true, correct and accurate in all material respects, and (c) the most recent estimates, projections and forecasts of the Company and its Subsidiaries provided to Parent prior to the date of this Agreement have been prepared in good faith based upon assumptions that were reasonable, then, immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Equity Financing, the payment of the aggregate consideration to which the stockholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Corporation or its Subsidiaries which become due or payable by the Surviving Corporation and its Subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, on the Closing Date immediately following the Closing, the Surviving Corporation and each of its Subsidiaries, on a consolidated basis, will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature), (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

Section 4.13 Certain Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates or any other Person on behalf of Parent or Merger Sub or their respective Affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company or any member of the Company’s management or Board of Directors that is related to the transactions contemplated by this Agreement or to the management of the Surviving Corporation following the Effective Time.

Section 4.14 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, in the certificate delivered pursuant to Section 7.3(c) or in any Transaction Document, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. None of Parent, Merger Sub or any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information (other than any representations and warranties contained in this Article IV, in the certificate delivered pursuant to Section 7.3(c) or in any Transaction Document).

Section 4.15 Access to Information; Disclaimer. Each of Parent and Merger Sub acknowledges and agrees that (a) it has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) it has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, (d) it has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement, the certificate delivered pursuant to Section 7.2(d) or any Transaction Document and (e) all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except as set forth in Article III of this Agreement, in the certificate delivered pursuant to Section 7.2(d) or in any Transaction Document, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar and that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information).

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as otherwise contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Laws, as required by or to the extent commercially reasonable in response to any Pandemic Measures (so long as the Company keeps Parent reasonably informed of, and to the extent reasonably practicable, consults with Parent prior to the taking of any material action with respect to, such Pandemic Measures) or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (b)(iii) and (b)(viii)):

(a) the Company shall, and shall cause its Subsidiaries to, (i) conduct the business of the Company and its Subsidiaries in the ordinary and usual course of business consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve substantially intact its business organization and material business relationships with Governmental Entities, customers, suppliers, creditors, lessors, and other Persons with which it has material business relations; and

(b) without limiting the foregoing, the Company shall not, and shall cause each of its Subsidiaries not to:

(i) (A) amend or otherwise change the Certificate of Incorporation or Bylaws or (B) materially amend or otherwise materially change the applicable governing instruments of any Subsidiary of the Company;

(ii) make any acquisition of (whether by merger, consolidation or acquisition of stock, assets or otherwise), or make any investment in any interest in, any Person, corporation, partnership or other business organization or division thereof, in each case, except for (A) purchases of inventory and other assets, excluding real property, in the ordinary course of business consistent with past practice or pursuant to existing Contracts, (B) acquisitions or investments with a fair market value or purchase price not to exceed $2,500,000 in the aggregate or (C) any wholly owned Subsidiaries of the Company;

(iii) grant, issue, sell, encumber, pledge or dispose of (or authorize the grant, issuance, sale, encumbrance, pledge or disposition of) any shares of capital stock, voting securities or other ownership interest, or any puts, calls, options, warrants, convertible securities or other rights or commitments of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments) of the Company or any of its Subsidiaries (except for (A) the issuance of shares of Common Stock upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms, or (B) any issuance, sale or disposition to the Company or a wholly owned Subsidiary of the Company by any wholly owned Subsidiary of the Company);

(iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except for (A) the acquisition of Shares tendered by directors or employees in connection with a cashless exercise of Options or in order to pay Taxes in connection with the exercise of Options or (B) the settlement of any RSU Awards or PSU Awards, in each case, outstanding as of the date of this Agreement pursuant to the terms of the applicable Company Stock Plan), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s Subsidiaries;

(v) except under the Company’s Credit Facilities, create or incur any Lien, other than Permitted Liens, on any material assets of the Company or its Subsidiaries, except for Liens that are expressly required by or automatically effected by Contracts in place as of the date hereof;

(vi) make any loans, advances or capital contributions to any Person (other than to the Company or any of its wholly owned Subsidiaries) except (A) advances to directors, employees or consultants of the Company and any of its Subsidiaries for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto, (B) advances of expenses as required under the Certificate of Incorporation or the Bylaws or (C) upfront payments for services to be provided or products to be supplied to the extent required under any Material Contract in effect as of the date of this Agreement;

(vii) sell, assign, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any Person, corporation, partnership or other business organization or division thereof or otherwise sell, assign, transfer, exclusively license, abandon, allow to expire or lapse or dispose of any assets, rights or properties other than (A) sales, dispositions or licensing of equipment or inventory and other assets in the ordinary course of business consistent with past practice or pursuant to the terms of existing Contracts set forth on Section 5.1(b)(vii)(A) of the Company Disclosure Letter and made available to Parent, but excluding sales of real property, (B) assignments of leases or sub-leases, in each case, in the ordinary course of business or in connection with dispositions of assets that are otherwise permitted hereunder, (C) sales of marketable securities or dispositions of obsolete assets, inventory or equipment in the ordinary course of business, (D) sales among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (E) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (F) natural statutory expirations of registrations and pending applications for Intellectual Property owned by the Company and its Subsidiaries, (G) sales or dispositions of real property (x) pursuant to existing Real Property Purchase Contracts set forth on Section 5.1(b)(vii)(G) of the Company Disclosure Letter and made available to Parent or (y) otherwise identified in Section 5.1(b)(vii)(G) of the Company Disclosure Letter, or (H) other sales, assignments, expirations or dispositions of assets, rights or properties (in the case of this clause (H), other than Intellectual Property) to the Company or any wholly owned Subsidiary of the Company or of assets, rights or properties (in the case of this clause (H), other than Intellectual Property) with a value of less than $10,000,000 in the aggregate;

(viii) declare, set aside, make or pay, or set a record date for, any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) dividends or distributions by any direct or indirect wholly owned Subsidiary of the Company to it or to any other direct or indirect wholly owned Subsidiary of the Company or (B) the accrual of dividends or dividend equivalent amounts by the Company in respect of any outstanding Company Equity Award in accordance with the terms of the applicable Company Stock Plan and award agreements in effect as of the date hereof and the payment of such accrued dividends or dividend equivalent amounts upon the vesting or settlement thereof, as applicable);

(ix) make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure (A) within the thresholds set forth in Section 5.1(b)(ix) of the Company Disclosure Letter, (B) not in excess of 110% of the total amount with respect to each business unit for the applicable period, each as set forth in the current capital expenditures budget of the Company and its Subsidiaries set forth in Section 5.1(b)(ix) of the Company Disclosure Letter, (C) not in excess of $5,000,000 (net of insurance proceeds receivable by the Company or any of its Subsidiaries) in the aggregate that the Company reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments or (D) paid by any wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company;

(x) other than in the ordinary course of business consistent with past practice or as reasonably required to effect any other transaction permitted under this Section 5.1(b), enter into any Contract that would have been a Material Contract under clauses (i), (ii), (iii), (iv), (v), (vi), (viii), (x), (xii) or (xiii) of Section 3.8(a) had it been entered into prior to this Agreement, amend, modify or terminate any Material Contract, in each case, in a manner materially adverse to the Company, or waive, release or assign any material rights or claims thereunder, other than (A) expirations and renewals of any Material Contract in the ordinary course of business consistent with past practice in accordance with the terms thereof in effect as of the date of this Agreement, (B) non-exclusive licenses, covenants not to sue, releases, waivers or other non-exclusive rights of Intellectual Property or (C) any agreement among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(xi) except for borrowings under the Company’s Credit Facilities and except for intercompany loans between the Company and any of its wholly owned Subsidiaries or between any wholly owned Subsidiaries of the Company permitted to be made under the Company’s Credit Facilities, incur, amend, refinance or prepay any indebtedness for borrowed money, or assume, guarantee, become liable for or endorse the obligations of any Person (other than a wholly owned Subsidiary of the Company), in each case, in excess of $10,000,000 in the aggregate, other than (A) indebtedness for borrowed money incurred under lines of credit existing as of the date of this Agreement, (B) indebtedness incurred in connection with a refinancing or replacement of existing indebtedness (but, in all cases, which refinancing or replacement shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and, in each case, on customary commercial terms), (C) indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements or otherwise incurred in the ordinary course of business, or (D) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts (1) not entered for speculative purposes and (2) entered into in the ordinary course of business or which can be terminated on ninety (90) days’ or less notice without penalty;

(xii) except as expressly contemplated by this Agreement or as required by the terms of any Company Plan set forth on Section 3.11(a) of the Company Disclosure Letter as in effect on the date of this Agreement, (A) increase the compensation or benefits of any Company Service Provider (except in the ordinary course of business consistent with past practice with respect to employees who are not executive officers, including pursuant to the Company’s regular merit review process, and with respect to any ordinary-course new hires or promotions), (B) grant any new rights to severance or termination pay to any Company Service Provider not provided for under any Company Plan (except in the ordinary course of business consistent with past practice or as required by applicable Law), (C) establish, enter into, amend or terminate any employment, consulting or severance agreement with any Company Service Provider, other than offers of employment or consulting agreements with new Company Service Providers with annual cash compensation (including target bonus) of less than $250,000 permitted to be hired or engaged under Section 5.1(b)(xii)(E) below, in each case, which do not provide for transaction-based or equity-based compensation or severance or other rights following a termination of employment, (D) accelerate the vesting or payment of any compensation or benefits of any Company Service Provider, (E) terminate without “cause” (as determined consistent with past practice) any Company Service Provider with an annual base salary in excess of $250,000 or hire or engage any new Company Service Provider with annual cash compensation (including target bonus) in excess of $250,000 (except to replace a terminated employee on substantially the same terms, but without any transaction-based or equity-based compensation or severance or other rights to compensation or benefits following a termination of employment), (F) enter into, amend or terminate any Company Plan (or any plan, program, agreement or arrangement that would be a Company Plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder (including any equity- or equity-based awards under any Company Stock Plan), except for amendments to qualified defined contribution retirement or health and welfare Company Plans made in the ordinary course of business that do not materially increase the expense of maintaining such Company Plans or the liabilities under such plan, (G) fund any payments or benefits that are payable or to be provided under any Company Plan, (H) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar employee or labor organization (or enter into negotiations to do any of the foregoing), (I) recognize or certify any labor union, works council, bargaining representative, or any other similar organization as the bargaining representative for any employee of the Company or any of its subsidiaries, (J) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that could implicate the Worker Adjustment and Retraining Notification Act, WARN Act or any similar state law, or (K) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement, or other restrictive covenant obligation of any Company Service Provider, other than a limited waiver or release of a non-solicitation of employees covenant in the ordinary course of business with respect to any Company Service Provider with annual cash compensation (including target bonus) below $150,000 in exchange for a customary release of claims in favor of the Company and its Subsidiaries;

(xiii) make any material change in any accounting principles, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xiv) other than as required by applicable Law or GAAP, (A) make any material change to any method of Tax accounting, (B) make or change any material Tax election, (C) surrender any claim for a refund of material Taxes, (D) enter into any closing agreement with respect to any material Taxes, (E) amend any material Tax Return, (F) settle or compromise any material Tax liability, audit, claim, assessment or other proceeding, (G) seek any material Tax ruling from any Governmental Entity, or (H) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xv) other than as required by applicable Law, enter into or amend in any material respect any collective bargaining agreement with any labor organization or other representative of any employees of the Company or its Subsidiaries;

(xvi) other than any Transaction Litigation, settle or compromise any litigation or other Actions, other than settlements or compromises of litigation or other Actions (A) where the amount paid (net of insurance proceeds receivable) does not exceed $7,500,000 in the aggregate (net of any insurance proceeds and indemnity, contribution or similar payments actually received by the Company or its Subsidiaries in respect thereof) or, if greater, does not exceed the total amount reserved for such matter in the Company’s financial statements or (B) where the amount is paid or reimbursed by an insurance carrier or a third party under an indemnity or similar obligation, in each case, that does not does not involve any admission of wrongdoing or material injunctive or other material equitable relief and provides, in customary form, for the unconditional release of the Company and its Subsidiaries, as applicable, from all liabilities and obligations in connection with such litigation or Action;

(xvii) merge or consolidate with any Person or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Company or voluntarily file for bankruptcy or any similar proceeding; or

(xviii) enter into any new material line of business outside its existing business as of the date of this Agreement or cease doing business in any of its existing lines of business as of the date of this Agreement (or discontinue or close any existing business divisions as of the date of this Agreement);

(xix) fail to use reasonable best efforts to keep in full force and effect insurance comparable in amount and scope to coverage currently maintained by the Company and its Subsidiaries;

(xx) take any of the actions set forth on Section 5.1(b)(xx) of the Company Disclosure Letter; and

(xxi) agree, authorize or commit to do any of the foregoing actions described in Section 5.1(b)(i) through Section 5.1(b)(xx).

Section 5.2 No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Non-Solicitation; Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. From the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, the Company shall not, shall cause its Subsidiaries not to, and shall direct its and their respective directors, officers, employees, agents, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”), directly or indirectly, not to, (i) initiate, solicit, propose, knowingly assist, knowingly encourage (including by way of furnishing information) or knowingly take any action to facilitate any inquiry, proposal, indication of interest or offer regarding, or the making of, any Acquisition Proposal (or any inquiries, proposals, indications of interest, or offers that could reasonably be expected to lead to an Acquisition Proposal), (ii) engage in, continue or otherwise participate in any discussions with or negotiations with any Person relating to, or furnish any non-public information to any Person (other than Parent, Merger Sub or their Representatives) in connection with any Acquisition Proposal (or any inquiries, proposals, indications of interest or offers that could reasonably be expected to lead to an Acquisition Proposal) (other than to state that the terms of this provision prohibit such discussions or negotiations), (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) negotiate, execute or enter into any merger agreement, acquisition agreement or other similar definitive agreement, or any letter of intent, commitment, agreement in principle or similar agreement, for any Acquisition Proposal, or any Contract that would require the Company to abandon, terminate or fail to consummate the Merger or the transactions contemplated by this Agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 6.1(b)(ii)) or (v) agree or resolve to take, or take, any of the actions prohibited by clauses (i)-(iv) of this sentence; provided, that it is understood and agreed that any determination or action by the Board of Directors of the Company permitted under Section 6.1(b) or Section 6.1(c) shall not be deemed to be a breach or violation of this Section 6.1(a).

(b) Exceptions. Notwithstanding anything to the contrary in Section 6.1 or Section 6.3, but subject to compliance with the remainder of this Article VI, nothing contained in this Agreement shall prevent the Company or its Board of Directors from:

(i) complying with its disclosure obligations under applicable Law or the rules and policies of the NASDAQ Global Select Market, from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), making a “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company) or from making any legally required disclosure to stockholders, in each case, with regard to the transactions contemplated by this Agreement or an Acquisition Proposal (as determined in good faith by the Board of Directors of the Company after consultation with outside legal counsel); provided, that this Section 6.1(b)(i) shall not be deemed to permit the Board of Directors of the Company to make a Change of Recommendation except to the extent otherwise permitted by this Section 6.1;

(ii) prior to (but not after) obtaining the Company Requisite Vote, responding to any Person or group of Persons (and their respective Representatives) who has made an unsolicited bona fide written Acquisition Proposal after the date hereof that was not solicited in material breach of Section 6.1(a), solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

(iii) prior to (but not after) obtaining the Company Requisite Vote, (A) engaging in any communications, negotiations or discussions with any Person or group of Persons (and their respective Representatives) who has made an unsolicited bona fide written Acquisition Proposal after the date hereof that was not solicited in material breach of Section 6.1(a) (which negotiations or discussions need not be solely for clarification purposes), or (B) providing access to the Company’s or any of its Subsidiaries’ properties, employees, books and records and providing information or data in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal after the date hereof that was not solicited in material breach of Section 6.1(a), in the case of clause (A) or (B), if and only if the Board of Directors of the Company shall have (1) determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that, based on the information then available, such Acquisition Proposal constitutes or would reasonably be expected to constitute, result in or lead to a Superior Proposal and (2) received from the Person who has made such Acquisition Proposal an executed Acceptable Confidentiality Agreement; provided, that the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or substantially at the same time it is provided to such Person;

(iv) prior to (but not after) obtaining the Company Requisite Vote, making a Change of Recommendation (only to the extent permitted by Section 6.1(c)(ii) or Section 6.1(c)(iii)); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv). For the avoidance of doubt, a factually accurate public statement by the Company or the Board of Directors of the Company (or a committee thereof) that (A) describes the Company’s receipt of an Acquisition Proposal, (B) identifies the Person or group of Persons making such Acquisition Proposal, (C) provides the material terms of such Acquisition Proposal or (D) describes the operation of this Agreement with respect thereto will not, in any case, be deemed to be (1) an adoption, approval or recommendation with respect to such Acquisition Proposal or (2) a Change of Recommendation.

(c) Change of Recommendation.

(i) From the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, except to the extent permitted by Section 6.1(c)(ii) or Section 6.1(c)(iii), the Board of Directors of the Company shall not make a Change of Recommendation.

(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Company Requisite Vote is obtained, if an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a material breach of Section 6.1(a) is received by the Company and the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and its financial advisor(s), that such Acquisition Proposal would, if consummated, constitute a Superior Proposal, the Board of Directors of the Company may, if and only if the Board of Directors of the Company has determined, in good faith after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, (A) effect a Change of Recommendation or (B) terminate this Agreement pursuant to Section 8.1(d)(ii) in order to enter into a definitive written agreement providing for such Superior Proposal; provided, however, that the Company pays to Parent any Company Termination Payment required to be paid pursuant to Section 8.2(b)(i); provided, further, that, prior to taking any action described in the foregoing clauses (A) or (B), (1) the Company shall give Parent written notice four (4) Business Days in advance (such period from the time the Company Notice is provided until 11:59 p.m., New York City time, on the fourth (4th) Business Day immediately following the day on which the Company delivered the Company Notice, the “Notice Period”), which notice shall set forth in writing that the Board of Directors of the Company intends to consider whether to take such action and including copies of, or the material terms and conditions of, the Acquisition Proposal that is the basis of the proposed action of the Board of Directors of the Company (including the identity of the party making such Acquisition Proposal) and unredacted copies of the proposed agreement (if any) and copies of all other documents containing material terms and conditions of such Acquisition Proposal (such notice, the “Company Notice”), (2) after giving such Company Notice and prior to taking any action described in the foregoing clauses (A) or (B), the Company shall, and shall direct its Representatives to, negotiate in good faith with Parent (to the extent requested by Parent), to enable Parent to propose revisions to the terms of this Agreement such that the Acquisition Proposal would no longer constitute a Superior Proposal and (3) at the end of the Notice Period, prior to and as a condition to taking any action described in the foregoing clauses (A) or (B), the Board of Directors of the Company shall take into account in good faith any changes to the terms of this Agreement proposed in writing by Parent in response to the Company Notice and any other information offered by Parent in response to the Company Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal, if such changes proposed in writing by Parent (if any) were to be given effect. Any material amendment, revision or supplement to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.1(d) and this Section 6.1(c)(ii) and will require a new Company Notice, except that references in this Section 6.1(c)(ii) to “four (4) Business Days” shall be deemed to be references to “three (3) Business Days” and such three (3)-Business Day period shall expire at 11:59 p.m., New York City time, on the third (3nd) Business Day immediately following the day on which such new Company Notice is delivered (it being understood and agreed that in no event shall any such additional three (3)-Business Day Notice Period be deemed to shorten the initial four (4)-Business Day Notice Period).

(iii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Company Requisite Vote is obtained, the Board of Directors of the Company may effect a Change of Recommendation if (A) an Intervening Event has occurred, and (B) prior to taking such action, the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and its financial advisor(s), that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that prior to effecting such Change of Recommendation, (x) the Company shall give Parent a Company Notice four (4) Business Days in advance, which notice shall include a reasonably detailed description of such Intervening Event and the rationale for the Change of Recommendation, (y) after giving such Company Notice and prior to effecting a Change of Recommendation, the Company shall, and shall direct its Representatives to, negotiate in good faith with Parent (to the extent requested by Parent) to enable Parent to propose revisions to the terms of this Agreement and (C) at the end of the Notice Period, prior to and as a condition to effecting a Change of Recommendation, the Board of Directors of the Company shall take into account in good faith any changes to the terms of this Agreement proposed in writing by Parent in response to the Company Notice and any other information offered by Parent in response to the Company Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor(s) that (1) such Intervening Event remains in effect and (2) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law if such changes proposed in writing by Parent (if any) were to be given effect.

(d) Notice of Acquisition Proposals. The Company agrees that, following the date hereof, it shall promptly (and in any event within forty-eight (48) hours) give notice to Parent in writing of the receipt of any Acquisition Proposal or any indication of interest or offer that would reasonably be expected to lead to an Acquisition Proposal, including any proposed agreements received by the Company relating to such Acquisition Proposal that are provided in writing, which notice shall include a copy of, or the material terms and conditions of and the identity of the Person making, such proposal and thereafter shall keep Parent informed, on a reasonably current basis, of the status and material terms of any such proposals or offers (including any material amendments or proposed material amendments thereto) and the status of any such discussions or negotiations and promptly provide (and in any event within forty-eight (48) hours) to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent prior to or substantially at the same time as provided to such other Person. The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which prohibits the Company from providing any information to Parent in accordance with this Section 6.1.

(e) Existing Discussions. The Company agrees that, following the date hereof, it shall, and shall cause its Subsidiaries and direct its and their respective Representatives to, (i) immediately cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or any inquiries, proposals, indications of interests or offers that would reasonably be expected to lead to an Acquisition Proposal), in each case that exist as of the date hereof, (ii) promptly request each

Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (or any other transaction that would constitute an Acquisition Proposal) to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries or its or their Representatives in the twelve (12) months immediately prior to the date hereof and (iii) promptly terminate all physical and electronic data access previously granted to such Persons. Any violation of this Section 6.1 by any Representative of the Company or its Subsidiaries acting in an authorized capacity on behalf of the Company or its Subsidiaries shall be deemed to be a breach of this Section 6.1 by the Company. Notwithstanding anything to the contrary herein, subject to compliance with this Section 6.1, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement (or any confidentiality or standstill provision of any agreement) solely to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Board of Directors so long as the Company promptly (and in any event within forty-eight (48) hours) notifies Parent thereof (including the identity of such counterparty ) after granting any such waiver, amendment or release.

(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than the Affiliates of the Company or Parent, Merger Sub or their respective Affiliates) relating to (A) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, by any Person or group (as defined under Section 13 of the Exchange Act) of a business that constitutes twenty percent (20%) or more of the net revenues, net income or fair market value (as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (it being understood that total assets include equity securities of Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, (B) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, resulting in any Person or group (as defined under Section 13 of the Exchange Act) beneficially owning twenty percent (20%) or more of the total voting power of the equity securities of the Company, (C) any tender offer or exchange offer that, if consummated, would result in any Person or group (as defined under Section 13 of the Exchange Act) beneficially owning twenty percent (20%) or more of the total voting power of the equity securities of the Company or (D) any merger (including a reverse merger in which the Company is the surviving corporation), reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes twenty percent (20%) or more of the net revenues, net income or fair market value (as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (it being understood that total assets include equity securities of Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole), in each case of clauses (A) through (D), other than the transactions contemplated by this Agreement; provided, that any proposal or offer to the extent related to any purchase of assets, properties or businesses to be divested or held separate pursuant to a Regulatory Remedy in accordance with Section 6.4 shall not be deemed an Acquisition Proposal.

(ii) “Intervening Event” means any material event, development, change, effect or occurrence (but specifically excluding any Acquisition Proposal or Superior Proposal) that materially affects the business, financial condition or operations of the Company and was not known and was not reasonably foreseeable by the Board of Directors of the Company as of the date of this Agreement (or, if known or reasonably foreseeable, the material consequences of which were not known and were not reasonably foreseeable by the Board of Directors of the Company as of the date of this Agreement), which becomes known to the Company or to the Board of Directors of the Company after the date of this Agreement and prior to the Company Requisite Vote; provided, that in no event shall changes in the market price or trading volume of any securities of the Company or its Subsidiaries or any change in credit rating or the fact that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period in and of themselves constitute an Intervening Event (it being understood that the underlying causes of any such changes or developments may, if they are not otherwise excluded from the definition of “Intervening Event”, be taken into account in determining whether an Intervening Event has occurred); provided, that the receipt, existence or terms of an Acquisition Proposal or Superior Proposal or any matter relating thereto or consequence thereof shall not be deemed to be an Intervening Event hereunder.

(iii) “Superior Proposal” means a bona fide and written Acquisition Proposal (except that the references in the definition thereof to “twenty percent (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”) that the Board of Directors of the Company, after consultation with its outside legal counsel and its financial advisor(s), in good faith determines (A) is reasonably likely to be consummated in accordance with its terms and (B) would, if consummated, result in a transaction that is more favorable (including from a financial point of view) to the stockholders of the Company than the transactions contemplated hereby, in each case after taking into account all such factors and matters deemed relevant in good faith by the Board of Directors of the Company, including legal, financial (including the financing terms of any such proposal), regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of any financing contingency, the likelihood of termination, the likely timing of and prospects for closing, including any required third-party approvals, the identity of and any prior dealings with the Person or Persons making the proposal, timing or other aspects of such proposal and the transactions contemplated hereby, any breakup fees, expense reimbursement provisions and financial terms, and any other aspects considered relevant by the Board of Directors of the Company in good faith and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 6.1(c)(ii).

Section 6.2 Proxy Statement.

(a) The Company shall, with the assistance of Parent, prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement (and in no event later than twenty-five (25) Business Days following the date of this Agreement), the Proxy Statement. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Unless the Board of Directors of the Company has made a Change of Recommendation in accordance with Section 6.1(c)(ii) or Section 6.1(c)(iii), the Recommendation shall be included in the Proxy Statement.

(b) Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the filing of the Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall consult with and provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which comments the Company shall consider in good faith. Each of Parent and Merger Sub shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all written correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall use its reasonable best efforts to (with the assistance of, and after consultation with, Parent) resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof, including filing any amendments or supplements as may be required (and in advance of any such filing, provide Parent and its counsel with a reasonable opportunity to review and to comment on such amendments or supplements (subject to applicable Law), which comments the Company shall consider in good faith). The Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Stockholders Meeting promptly after the date on which the Company is made aware that the SEC will not review the Proxy Statement or has no further comments on the Proxy Statement; provided, that if the SEC has failed to affirmatively notify the Company on or prior to the date that is ten (10) calendar days after the initial filing of the Proxy Statement with the SEC that it will or will not be reviewing the Proxy Statement, then such mailing shall occur reasonably promptly after such date.

(c) If at any time prior to the Stockholders Meeting any information relating to the Company, Parent or any of their respective Affiliates should be discovered by a Party, which information would require any amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party in writing and the Company shall prepare (with the assistance of and in good faith consultation with Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement, as so corrected or supplemented, promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

Section 6.3 Stockholders Meeting.

(a) The Company, acting through its Board of Directors (or a committee thereof), shall, as promptly as reasonably practicable following the earlier of the date on which the Company is made aware that the SEC (x) will not review the Proxy Statement or (y) has no further comments on the Proxy Statement, take all action required under the DGCL, the Certificate of Incorporation, the Bylaws and the applicable requirements of the NASDAQ Global Select Market necessary to promptly and duly call, give notice of, convene and hold as promptly as reasonably practicable a meeting of its stockholders for the purpose of (i) approving and adopting this Agreement and the transactions contemplated hereby, including the Merger, and (ii) if and only if required by the DGCL, the Certificate of Incorporation, the Bylaws or the applicable requirements of the NASDAQ Global Select Market or otherwise mutually agreed by Parent and the Company, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger or the transactions contemplated by a merger agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”); provided, that the Company may (and shall in the case of the following clause (B) or (C) upon the request of Parent) postpone, recess or adjourn such meeting (A) to the extent required by Law or fiduciary duty (as determined by the Board of Directors of the Company in good faith after consultation with its outside legal counsel), (B) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, (C) if, as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting or (D) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Board of Directors of the Company has determined, in good faith after consultation with outside counsel, is necessary under applicable Law or fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; provided, however, that any such postponement or adjournment of the Stockholders’ Meeting pursuant to clauses (A), (B) or (C) shall not exceed twenty (20) Business Days without Parent’s written consent (not to be unreasonably condition, withheld or delayed). The Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders.

(b) The Company, acting through its Board of Directors (or a committee thereof), shall (1) include in the Proxy Statement the Recommendation (subject to Section 6.1(b)(iv)), and, subject to the consent of such Financial Advisor, the written opinion of the Financial Advisor, and (2) use its reasonable best efforts to solicit proxies in favor of the Company Requisite Vote and to obtain the Company Requisite Vote (it being understood that the foregoing shall not require the Board of Directors of the Company to recommend in favor of the adoption of this Agreement if a Change of Recommendation has been effected in accordance with Section 6.1(c)(ii) or Section 6.1(c)(iii)); provided, that the Board of Directors of the Company may (A) fail to include the Recommendation in the Proxy Statement, (B) withdraw, modify, amend, qualify or change the Recommendation, (C) fail to recommend in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act for outstanding shares of Common Stock (other than by Parent or an Affiliate of Parent), in each case, within ten (10)

Business Days after the commencement thereof, it being understood and agreed that, for all purposes of this Agreement, a communication by the Board of Directors of the Company to the stockholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or in any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer, shall not, in and of itself, be deemed to constitute a Change of Recommendation (so long as any such disclosure does not include any statement that constitutes, and does not otherwise constitute, a Change of Recommendation), or (D) formally resolve to effect or publicly announce an intention or resolution to effect any of the foregoing (any of the actions described in the foregoing clauses (A) through (D), a “Change of Recommendation”), in each case solely in accordance with the terms and conditions of Section 6.1(c)(ii) or Section 6.1(c)(iii) and, following such Change of Recommendation, may fail to use such reasonable best efforts; provided, however, that, for the avoidance of doubt, none of (I) the determination by the Board of Directors of the Company that an Acquisition Proposal constitutes a Superior Proposal, (II) the taking of any action by the Company, its Board of Directors or any of its Representatives permitted by Section 6.1(b), (III) the delivery by the Company to Parent of any notice contemplated by Section 6.1(c)(ii) or Section 6.1(c)(iii) or (IV) the public disclosure, in and of itself, of the items in clauses (I) through (III) if required by applicable Law, will in and of itself constitute a Change of Recommendation.

Section 6.4 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall (and, in the case of Parent, shall cause the Parent Group to) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations or pursuant to any contract or agreement to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the End Date) and to consummate the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings, (ii) obtaining as promptly as reasonably practicable (and in any event no later than the End Date) all actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the transactions contemplated by this Agreement and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, (A) each Party hereto agrees to file, or cause to be filed, all appropriate Notification and Report Forms pursuant to the HSR Act within 20 Business Days after the date hereof, and to cause the filings made under the HSR Act to be considered for a grant of “early termination,” and (B) each Party hereto agrees to and to file, or cause to be filed, any filing (or, for jurisdictions where submission of a draft prior to formal notification is appropriate, a draft thereof) required under any other applicable Antitrust or Foreign Investment Law, and any such filing or draft thereof listed in Section 6.4(a) of the Company Disclosure Letter, with respect to the transactions contemplated hereby as promptly as practicable and in any event within 20 Business Days of the date hereof (unless otherwise agreed to by the Parties), and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or such other Antitrust or Foreign Investment Law and to take any and all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or such other Antitrust or Foreign Investment Law as soon as practicable.

(b) In connection with the efforts and obligations referenced in Section 6.4(a) to obtain all requisite actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust or Foreign Investment Law, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall (i) consult and cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, (iii) promptly notify the other Party of any communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity, and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings and communications between them and the FTC, the DOJ or any other Governmental Entity with respect to the transactions contemplated by this Agreement, (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by the FTC, the DOJ or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions and (v) permit the other Party to review any communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person. No Party shall independently participate in any substantive meeting or communication with any Governmental Entity in respect of any such filing, investigation or other inquiry relating to Section 6.4(a) or Section 6.4(b) without giving the other Parties sufficient prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate in such meeting or communication. Without limiting the foregoing, Parent shall have the right to direct the strategy with respect to actions to obtain all required approvals relating to Section 6.4(a), including deciding whether the Parties commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period, “pull-and-refile” pursuant to 16 C.F.R. 804.16 any filing made under the HSR Act, enter into a timing agreement, including any agreement to delay the consummation or not to consummate the transactions contemplated by this Agreement; provided that Parent shall cooperate and consult in good faith with the Company regarding such action.

(c) Notwithstanding anything to the contrary set forth in this Agreement, and in furtherance and not in limitation of the foregoing, Parent shall, and shall cause each member of the Parent Group to, take any and all steps necessary, proper or advisable to (i) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust or Foreign Investment Law or (ii) avoid the entry of, effect the dissolution of, and have vacated, modified, suspended, eliminated, lifted, reversed or overturned, any decree, decision, determination, order or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, that would, or would reasonably be expected to, prevent, restrain, enjoin, prohibit, make unlawful, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions as expeditiously as practicable (but in no event later than the End Date), including (A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person or entity (including any Governmental Entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and (B) (1) proposing, negotiating, committing to, agreeing to and effecting, by consent decree, hold separate orders or otherwise, the sale, lease, divestiture, disposition or license (or holding separate pending such disposition) of any assets, operations, rights, product lines, licenses, properties, products, rights, services or businesses of Parent or any member of the Parent Group, or the Company or its Subsidiaries or any interest therein, (2) otherwise taking or committing or agreeing to restrictions or actions that, after the Effective Time, would limit Parent’s, any member of the Parent Group’s or the Company’s or its Subsidiaries’ freedom of action or operations with respect to, or its or their ability to retain, any assets, operations, rights, product lines, licenses, properties, products, services or businesses of Parent, the Parent Group or the Company or its Subsidiaries or any interest or interests therein, (3) restricting, limiting or eliminating any governance rights (including voting power, consent rights, board of directors nomination or designation rights, board observer rights and ownership or equity interests) with respect to Parent or its Affiliates (including the Company) and their respective Subsidiaries or (4) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations, and promptly effecting the sale, lease, license, divestiture, disposal and holding separate of, assets, operations, rights, product lines, licenses, properties, products, services or businesses of Parent, the Parent Group or the Company or its Subsidiaries or any interest or interests therein and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto or to such restrictions or actions (such sale, lease, license, divestiture, disposal and holding separate or other action described in clause (B), a “Regulatory Remedy”). Nothing in this Section 6.4(c) shall require the Company to effectuate or agree to effectuate any Regulatory Remedy unless such Regulatory Remedy is conditioned upon the Closing and only effective following the Closing. Notwithstanding the foregoing or any other provision of this Agreement, Parent Group shall not be required to agree to any Regulatory Remedy with respect to (i) any Affiliate (other than the “ultimate parent entity” of Parent (as such term is defined in C.F.R. 801.1(a)(3)) and any Subsidiary of Parent) and, subject to clause (ii) hereof, each entity “controlled” by such “ultimate parent entity” (as such term is defined in 16 C.F.R. 801.1(a)(3)) or (ii) any Portfolio Company (other than with respect to the Company and its Subsidiaries).

(d) Subject to the obligations under Section 6.4(b) and Section 6.4(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement or by any other agreement contemplated hereby, (i) each of Parent, Merger Sub and the Company shall, and Parent shall cause each member of the Parent Group to, cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, modified, suspended, eliminated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prevents, restrains, enjoins, prohibits, makes unlawful, restricts or delays consummation of the transactions contemplated by this Agreement, and (ii) Parent and Merger Sub shall, and Parent shall cause each member of the Parent Group to, defend, at their cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, no Party shall be required to agree to any term or take any action in connection with its obligations under this Section 6.4(d) that is not conditioned upon consummation of the Merger. Notwithstanding the foregoing, except as expressly set forth in Article VII, obtaining any approval or consent from any Person pursuant to this Section 6.4 (including Section 6.4(a)(ii)) shall not be a condition to the obligations of the Parties to consummate the transactions contemplated by this Agreement.

(e) Parent shall, and shall cause its Subsidiaries, the “ultimate parent entity” of Parent (as such term is defined in C.F.R. 801.1(a)(3)) and each entity “controlled” by such “ultimate parent entity” (as such term is defined in C.F.R. 801.1(a)(3)), not to, take any action, including acquiring or agreeing to acquire, including by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any Person, corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, properties or equity interests, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation or such other action would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under Antitrust or Foreign Investment Laws; (ii) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal under Antitrust or Foreign Investment Laws; or (iv) otherwise materially delay or prevent the consummation of the transactions contemplated by this Agreement.

(f) Notwithstanding the foregoing, commercially or competitively sensitive information and materials of a Party may, as such Party may deem advisable and necessary, be provided to the other Party on an outside-counsel-only basis while, to the extent feasible, making a version in which the commercially or competitively sensitive information has been redacted available to the other Party. Materials provided to the other Party or its counsel may be redacted to remove references (i) concerning the Company’s or its advisors’ analysis of the valuation of the Company, (ii) as necessary to comply with contractual arrangements or address reasonable attorney-client privilege or confidentiality concerns or (iii) concerning other competitively sensitive material.

(g) Parent will be solely responsible for, and pay, all filing fees payable to Governmental Entities under any Antitrust or Foreign Investment Law.

Section 6.5 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent or (b) any Actions commenced or, to the Knowledge of such Party, threatened in writing against, relating to, involving or otherwise affecting such Party or any of its Subsidiaries, which relate to the Merger or the other transactions contemplated hereby; provided, that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with this Section 6.5 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) or Section 7.3(b), respectively, shall have been satisfied with respect to performance in all material respects with this Section 6.5.

Section 6.6 Access to Information; Confidentiality.

(a) Subject to applicable Law, from the date hereof to the Effective Time or the earlier valid termination of this Agreement, upon reasonable prior written notice from Parent, the Company shall, and shall cause its Subsidiaries to, and direct its and their respective officers, directors, employees and Representatives to, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours to the Company’s and its Subsidiaries’ officers, employees, Contracts, books and records, offices and facilities, including the Owned Real Property and Leased Real Property, as reasonably necessary to facilitate consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any sampling, testing or analysis of any environmental media or building materials or any other environmental or subsurface sampling or testing without prior written consent of the Company.

(b) The foregoing provisions of Section 6.6(a) shall not require and shall not be construed to require the Company to permit any access to any of its officers, employees, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company would (i) unreasonably interfere with the Company’s or its Subsidiaries’ business operations, (ii) result in the disclosure of any trade secrets of any third parties, competitively sensitive information (other than on an outside counsel only basis or through a “clean room” pursuant to a clean team confidentiality agreement), information reflecting the Company’s or its advisors’ analysis of the valuation of the Company or any of its Subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Law, including any fiduciary duty, (iv) waive the protection of any attorney-client privilege or (v) result in the disclosure of any Personal Information that would reasonably be expected to expose the Company to the risk of liability under Privacy Laws. In the event that the Company objects to any request submitted pursuant to and in accordance with Section 6.6(a) and withholds information or access on the basis of the foregoing clauses (ii) through (v), the Company shall inform Parent as to the general nature of what is being withheld and shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments (including, if reasonably requested by Parent, entering into a joint defense agreement with Parent on customary and mutually acceptable terms if requested with respect to any such information). The Company may reasonably designate competitively sensitive material provided to Parent as “Outside-Counsel-Only Material” or with similar restrictions, which materials and the information contained therein shall be given only to the outside legal counsel of Parent, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 6.6 shall be directed to the Person or Persons designated by the Company and all information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) Each of Parent and Merger Sub shall comply with the terms and conditions of the Confidentiality Agreement, dated December 16, 2024, between the Company and Atlas FRM LLC (d/b/a Atlas Holdings LLC) (“Atlas”) (as it may be amended from time to time, the “Confidentiality Agreement”), and will hold, treat and use, and will cause its respective Representatives (as defined in the Confidentiality Agreement) to hold, treat and use, in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms until the Closing (at which time the Confidentiality Agreement, and all obligations of the parties thereto, shall terminate in full).

(d) Parent and the Company agree to use commercially reasonable efforts to take the actions set forth on Section 6.6(d) of the Company Disclosure Letter.

Section 6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall use its reasonable best efforts to take, or cause to be taken, and Parent shall use its reasonable best efforts to cooperate with the Company with respect to, all actions, and do, or cause to be done, all things, reasonably necessary, proper or advisable on its respective part under applicable Laws and the rules and policies of the NASDAQ Global Select Market to enable the delisting by the Surviving Corporation of the Shares from the NASDAQ Global Select Market as promptly as reasonably practicable after the Effective Time and the deregistration of the Shares under the Exchange Act at the Effective Time.

Section 6.8 Publicity. The initial press release regarding the Merger shall be a joint press release in form and substance mutually agreed by the Company and Parent and, except in connection with the receipt or existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation (in each case, subject to the applicable terms of this Agreement) thereafter, the Company and Parent shall consult with each other prior to issuing, and give each other the reasonable opportunity to review, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with, or rules of, any national securities exchange or interdealer quotation service or by the request of any

Governmental Entity (or, in the case of the Company, by the fiduciary duties of the Board of Directors of the Company as reasonably determined by the Board of Directors of the Company in consultation with outside legal counsel), in each case, as determined in the good faith judgment of the Party proposing to make such release or other public announcement (in which case, such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party); provided, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with, or rules of, any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its reasonable best efforts to consult with the other Party on a timely basis and provide the other Party with an opportunity to review and comment on any such press release or public statement and (b) each Party may issue public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby that consist solely of information previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 6.8 to the extent such disclosure is consistent in all material respects with the information previously disclosed not in violation of this Section 6.8 and still accurate at the time of such disclosure; provided, further, that the first sentence of this Section 6.8 shall not apply to (A) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement and (B) internal announcements to employees which are not made public by the Company. Notwithstanding the foregoing, Parent, Merger Sub and their respective Affiliates may provide ordinary-course communications, including in connection with fundraising, marketing, informational or reporting activities, regarding this Agreement or any Transaction Document and the transactions contemplated hereby and thereby (including information related to Parent’s determination to enter into this Agreement) to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 6.9 Employee Matters.

(a) During the period (the “Benefit Continuation Period”) commencing on the Closing Date and ending on the earliest of (x) the first anniversary of the Closing Date, (y) December 31, 2026, and (z) the date on which the Continuing Employee’s employment terminates for any reason, except as may otherwise be agreed between Parent (or any of its Affiliates) and the applicable Continuing Employee, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its Subsidiaries who continues to be employed by the Surviving Corporation or any Subsidiary thereof as of the Effective Time (each, a “Continuing Employee”), (i) an annual base salary or hourly wage rate, as applicable, that is no less than the annual base salary or hourly wage rate, as applicable that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus and commission opportunities that are comparable in the aggregate to the target annual cash bonus or commission opportunities that were provided to such Continuing Employee immediately prior to the Effective Time, and (iii) employee welfare and other benefits that are no less favorable in the aggregate than the employee welfare benefits and other benefits (excluding equity-based compensation, defined benefit pension, post-employment health or welfare, nonqualified deferred compensation and severance benefits) provided to such Continuing Employee immediately prior to the Effective Time. For the Benefits Continuation Period, Parent shall, or shall cause the Surviving Corporation to, maintain for the benefit of each Continuing Employee a severance or termination arrangement that is no less favorable than the severance or termination arrangements provided to such Continuing Employee immediately prior to the Effective Time, each of which is listed in Section 6.9(a) of the Company Disclosure Letter.

(b) With respect to each of the Company’s annual cash incentive plans (each, a “Company Incentive Plan”), for the fiscal year in which the Effective Time occurs, Parent shall, or shall cause each of its applicable Subsidiaries (including the Surviving Corporation, as applicable) to pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Subsidiaries through the Bonus Payment Date (as defined below), at the same time or times that Parent, the Surviving Corporation or their applicable Subsidiary pays annual bonuses in respect of such fiscal year to other similarly situated employees thereof, but in no event later than March 15 immediately after the end of such fiscal year (such payment date, the “Bonus Payment Date”), a bonus for such fiscal year (the “Annual Bonus”) that is equal to the Annual Bonus that such Continuing Employee is entitled to receive under the applicable Company Incentive Plan based on actual level of achievement of the applicable performance criteria for such fiscal year (as determined after giving appropriate effect to the transactions contemplated hereby).

(c) Parent acknowledges that the Company Plans in effect as of the Effective Time will remain obligations of the Surviving Corporation immediately following the Effective Time and that the Surviving Corporation will be contractually bound by such Company Plans to the same extent as the Company and its Subsidiaries were bound immediately prior to the Effective Time, in each case, subject to the amendment and termination provisions thereof. For purposes of any Company Plan containing a definition of “change in control” or “change of control” (or similar term), Parent hereby acknowledges that the Closing will be deemed to constitute a “change in control” or “change of control” (or similar applicable term).

(d) With respect to Parent’s and its Subsidiaries’ (including the Surviving Corporation’s) plans or programs providing employee benefits (including severance) to Continuing Employees after the Effective Time (the “New Plans”), Parent shall, or shall cause its applicable Subsidiary (including the Surviving Corporation and any Subsidiary thereof) to use reasonable best efforts to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements, and eligibility waiting periods under any New Plan that is a welfare benefit plan to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and eligibility waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time (such plans, collectively, the “Old Plans”), (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses paid by Continuing Employees and their covered dependents under the applicable Old Plan (including, for the avoidance of doubt, each COBRA participant and covered spouses and dependents) during the plan year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and the dependents thereof) will be eligible to participate during the portion of such plan year from and after the Effective Time and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Company Plan immediately prior to Closing, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company (and its predecessors) for purposes of eligibility to participate, level of benefits, vesting (other than in respect of any incentive compensation plan or agreement) and benefit accrual (but excluding benefit accrual under any defined benefit pension plan, or retiree health and welfare arrangements) under each applicable New Plan.

(e) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any Affiliate of Parent, on the one hand, and the Continuing Employee, on the other hand, or any severance, benefit or other applicable plan, policy or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in favor of any Company Employee (or any beneficiaries or dependents thereof).

Section 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time until the six year anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of immediately prior to the Effective Time) and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or serving in such capacity at the request thereof, or any acts or omissions occurring or alleged to have occurred prior to the Effective Time in such person’s capacity as a director or officer of the Company or any of its Subsidiaries or serving in such capacity at the request thereof), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under its Certificate of Incorporation and Bylaws in effect on the date of this Agreement (or the corresponding organizational documents of any Subsidiary of the Company) to indemnify such Person (and the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding in accordance with the terms (and subject to the conditions) of the Certificate of Incorporation and Bylaws in effect on the date of this Agreement; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.10). Notwithstanding anything to the contrary contained in this Section 6.10(a) or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnified Parties covered by the Action from all liability arising out of such Action.

(b) Any Indemnified Party wishing to claim indemnification under Section 6.10, upon learning of any such Proceeding, shall promptly notify Parent in writing thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Parent, the Surviving Corporation or any of their respective Affiliates.

(c) The provisions in the Surviving Corporation’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers of the Company, as of the Effective Time, shall (i) be no less favorable to such directors and officers than such provisions contained in the Company’s Certificate of Incorporation and Bylaws in effect as of the date hereof and (ii) not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(d) The Company shall purchase from insurance carriers with equal or higher comparable credit ratings to the insurers under the Existing D&O Policies, no later than the Effective Time, a six (6)-year prepaid “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy (the “Tail Policy”) effective as of the Effective Time providing limits and terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries as of the date of this Agreement (the “Existing D&O Policies”) with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby; provided that the premium for such Tail Policy shall not exceed three hundred percent (300%) of the aggregate annual premium paid by the Company and its Subsidiaries for the Existing D&O Policies; provided, further, that if the premium for such Tail Policy would exceed such amount, the Company shall purchase the greatest amount of such coverage available for such amount. Parent agrees to cause the Surviving Corporation to honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries with any Indemnified Party in effect as of the date of this Agreement.

(e) If the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.10.

(f) The provisions of this Section 6.10 shall survive the Merger for a period of six years following the Effective Time, and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs, successors, assigns and representatives.

(g) The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Certificate of Incorporation or Bylaws of the Company or the comparable governing instruments of any of its Subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or its or their respective officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.11 Parent Financing.

(a) Prior to the Closing Date, the Company agrees to use reasonable best efforts to provide, and shall cause its Subsidiaries and its and their respective officers, directors and employees to use, reasonable best efforts to provide and direct its Representatives to provide, in each case at Parent’s sole cost and expense, such cooperation as may be reasonably requested by Parent that is necessary or customary in connection with the arrangement of the Debt Financing, including using reasonable best efforts to:

(i) furnish to Parent (A) the Required Information and (B) such other pertinent and customary financial and operating information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Debt Financing; provided, that in connection with the foregoing clause (B), (1) the Company shall only be obligated to deliver such information to the extent such information may be obtained from the books and records of the Company and its Subsidiaries and (2) the Company shall not be obligated to furnish any of the Excluded Information;

(ii) upon reasonable prior notice, cause members of management (with appropriate seniority) of the Company and its Subsidiaries to participate in a reasonable number of meetings, presentations and roadshows with prospective lenders and investors, due diligence sessions (including accounting due diligence sessions), road shows, drafting sessions and sessions with the ratings agencies contemplated by the Debt Financing, in each case in connection with the Debt Financing, and at reasonable times and locations mutually agreed;

(iii) cause members of management of the Company to reasonably assist Parent and the sources of the Debt Financing (the “Debt Financing Sources”) in their preparation of (A) any bank information memoranda and related lender presentations, (B) offering memoranda or private placement memoranda, (C) materials for rating agency presentations and (D) other customary marketing materials (including by reasonably assisting in the preparation of such materials that do not include material non-public information); provided, that any such bank information memoranda or lender presentation or material that includes disclosure and financial statements with respect to the Company shall only reflect the Surviving Corporation as the obligor and no such bank information memoranda, lender presentations or materials shall be issued by the Company or its Subsidiaries (but, for the avoidance of doubt, may include authorization letters delivered by the Company with respect to its own information);

(iv) at least four (4) Business Days prior to the Closing Date, provide Parent all documentation and other information with respect to the Company and its Subsidiaries as shall have been reasonably requested in writing by Parent at least eight (8) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer”, beneficial ownership and anti-money laundering rules and regulations, including the Patriot Act;

(v) reasonably facilitate the pledging of collateral (provided, that (A) none of the documents or certificates prepared in connection with such pledging shall be executed or delivered except in connection with the Closing, and (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing) and cooperate with any collateral appraisals and field examinations as may be reasonably requested by Parent;

(vi) assist with the preparation of any definitive financing documents as may be reasonably requested by Parent, including by providing information for the completion of any schedules thereto, solely to the extent such materials relate to information concerning the Company and its Subsidiaries;

(vii) assist with the pay-off, redemption or discharge of the outstanding indebtedness under the Company’s Credit Facilities (and the termination of commitments thereunder) and any other indebtedness of the Company and its Subsidiaries to be repaid in connection with this Agreement (the “Funded Indebtedness”) and the release of related Liens and termination of security interests in connection therewith, including by delivering payoff letters and any prepayment, redemption or termination notices as required by the terms of such Credit Facilities and any other indebtedness of the Company and its Subsidiaries (provided that Company shall (and without giving effect to any “reasonable best efforts” qualifier) provide payoff letters for the Funded Indebtedness at least two (2) Business Days prior to the Closing Date in form and substance customary for the financing of similar type to the applicable Funded Indebtedness (provided, further, that, in each case, none of the Company or any of its Subsidiaries shall be required to (x) deliver any notices or obtain any payoff letters for the Funded Indebtedness that are not conditioned on the occurrence of the Effective Time or (y) release any liens prior to the Effective Time and the payoff of the Funded Indebtedness));

(viii) take all reasonable actions necessary to permit the Debt Financing Sources to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies, and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing; and

(ix) take all corporate or company action, subject to the occurrence of the Closing, reasonably requested by Parent that is necessary or customary to permit the consummation of the Debt Financing and to permit the proceeds thereof, to be made available at the Closing Date, if applicable, to consummate the transactions contemplated hereunder.

Notwithstanding anything to the contrary in this Section 6.11(a), nothing will require the Company to provide or prepare (or assist with the preparation of) any (1) pro forma financial statements, projections or other prospective information, (2) description of all or any portion of the Debt Financing and other information customarily provided by the Debt Financing Sources or their counsel, (3) risk factors relating to all or any component of the Debt Financing, (4) “segment” financial information or (5) other information required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information with respect to a business to be acquired required by Item 402 of Regulation S-K under the Securities Act or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act (“Excluded Information”).

(b) Notwithstanding anything herein to the contrary, (i) such requested cooperation pursuant to this Section 6.11 shall not (A) unreasonably disrupt or interfere with the business or the operations of the Company or its Subsidiaries or (B) cause competitive harm in the Company or its Subsidiaries if the transaction contemplated by this Agreement are not consummated, (ii) nothing in this Section 6.11 shall require cooperation to the extent that it would (A) subject any of the Company’s or its Subsidiaries’ respective directors, managers, officers, employees or Representatives to any actual or potential personal liability, (B) reasonably be expected to conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any Law, or result in the contravention, violation or breach of, or default under, any Material Contract to which the Company or any of its Subsidiaries is a party on the date hereof, (C) cause any condition to the Closing set forth in Section 7.1, Section 7.2 or Section 7.3 to not be satisfied or (D) cause any breach of this Agreement, (iii) neither the Company nor any Subsidiary thereof shall be required to (A)(x) pay any commitment or other similar fee or (y) incur or assume any liability or other obligation in connection with the financings contemplated by the Debt Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing or any information utilized in connection therewith, in each case of this clause (y), to the extent not indemnified by and/or reimbursed by Parent pursuant to Section 6.11(f) below (and subject to the limitations thereunder), (B) deliver or obtain legal opinions of internal or external counsel, (C) provide access to or disclose information where the Company determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any Law or Material Contract or (D) waive or amend any terms of this Agreement or any other Material Contract to which the Company or its Subsidiaries is party (other than in connection with the Credit Facilities Consent Solicitation, but subject in all respects to the limitations set forth in Sections 6.11(c), (d) and (e) below) and (iv) none of the Company or any of its Subsidiaries or their respective directors, officers or employees, acting in such capacity, shall be required to (x) execute, deliver or enter into or perform any agreement, document or instrument with respect to the Debt Financing, in each case, that would be effective prior to the Effective Time (excluding (and without giving effect to any “reasonable best efforts” qualifier) any customary management representation letters and customary authorization letters and any information referred to in clause (a)(iv) above) or (y) adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, unless Parent shall have determined that such directors or managers of the Company’s Subsidiaries are to remain as directors or managers of the Company’s Subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Effective Time. The Company hereby consents to the use of its logos of all of its divisions in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company’s reputation or goodwill.

(c) Prior to the Closing Date, the Company shall, as soon as reasonably practicable after the receipt of a written request from Parent or Merger Sub to do so provide reasonable assistance to Parent and Merger Sub in connection with Parent and Merger Sub seeking the consent of the Required Lenders (as defined therein) (or such greater number or percentage of lenders as may be required and, if necessary, the Administrative Agent thereunder) under the Credit Facilities, on such terms and conditions as may be specified by Parent or Merger Sub to amend or waive certain terms under the Credit Facilities with the consent of Required Lenders (or such greater number or percentage of lenders as may be required and, if necessary, the Administrative Agent thereunder) to provide that no repayment of any loans or other extensions of credit thereunder will be required as a result of the transactions contemplated by this Agreement, including pursuant to Sections 6.01, 6.02, 6.03, 6.11 and 7.01(m) of the Credit Facilities and such other amendments to or waivers of the applicable provisions of the Credit Facilities as may be reasonably requested (the “Credit Facilities Consent Solicitation” and together with all related documentation, amendments or supplements thereto, the “Credit Facilities Consent Solicitation Documents”). Notwithstanding anything herein to the contrary, to the extent that the requisite consents have been received with respect to the Credit Facilities Consent Solicitation, Parent and Merger Sub hereby agree that no portion of the Financing Uses payable hereunder shall be financed by any amount borrowed under the Credit Facilities on the Closing Date (it being agreed that amounts outstanding under the Credit Facilities immediately prior to the Effective Time that remain outstanding after giving effect to the Merger shall not constitute amounts borrowed under the Credit Facilities on the Closing Date to finance the Financing Uses payable hereunder).

(d) Any Credit Facilities Consent Solicitation Documents and all material requested to be published in connection with the Credit Facilities Consent Solicitation shall be prepared by the Parent in consultation with the Company and subject to the prior review (which review shall be made as promptly as reasonably practicable) and comment by Company. With respect to any consent solicitation, assuming the requisite consents have been received with respect to the Credit Facilities, the Company shall, and as applicable, cause its Subsidiaries to, (i) execute an amendment, consent and/or waiver to the Credit Facilities and provide all documents required in connection therewith (in each case, contingent upon the occurrence of, or only effective as of, the Effective Time), (ii) use reasonable best efforts to cause the lenders and/or agent under the Credit Facilities to enter into such amendment prior to or substantially simultaneously with the execution thereof by the Company and (iii) deliver all documentation reasonably requested in connection with or necessary to effectuate the Credit Facilities Consent Solicitation (excluding legal opinions of Company counsel), delivery of corporate resolutions by the Company authorizing the Credit Facilities Consent Solicitation (and the definitive documents to be entered into in connection therewith), customary officer’s certificates of the Company, press releases, SEC filings, notices and any other customary documents reasonably required in connection with the Credit Facilities Consent Solicitation (in each case, contingent upon the occurrence of, or only effective as of, the Effective Time). Parent shall pay all consent fees payable in connection with the Credit Facilities Consent Solicitation.

(e) Without limitation of Section 6.11(b), the Company shall not be required to take any action in connection with the Credit Facilities Consent Solicitation that it believes, after consultation with counsel, would reasonably be expected to (i) cause the Company to violate federal or state laws, (ii) cause the Company to violate the provisions of the Credit Facilities or any other Material Contract or (iii) require the Company or its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time. The Company shall not be required to enter into any amendment to the Credit Facilities to take effect prior to the Closing Date; provided that upon receipt by the Company of evidence that Parent has received in escrow from the lenders under the Credit Facilities the requisite consents with respect to the Credit Facilities Consent Solicitation, the Company shall deliver to Parent at its request its own signatures (and the signatures of its applicable Subsidiaries) with respect to the Credit Facilities Consent Solicitation in escrow within three (3) Business Days of such request (the “Escrow Delivery Requirement”), with such escrowed signatures to be subject to release conditioned upon the occurrence of the Effective Time. It is expressly agreed by the parties hereto that, notwithstanding anything to the contrary herein, the failure of the Company (x) to obtain the consent of the requisite lenders under the Credit Facilities in connection with Credit Facilities Consent Solicitation or (y) to comply with this Section 6.11 with respect to Credit Facilities Consent Solicitation in any respect, in each case, shall not be deemed to be a breach by the Company under this Agreement or give rise to a failure of a condition precedent hereto or a termination right pursuant to Section 8.1 (other than any failure to comply with the Escrow Delivery Requirement which shall be deemed to be a breach under this Agreement to the extent such failure constitutes a Willful Breach of this Section 6.11).

(f) Parent shall (i) promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including (A) reasonable and documented outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing and/or the Credit Facilities Consent Solicitation, including participating in any meetings) to the extent incurred by the Company, any of its Subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11; provided, that such reimbursement shall not include the preparation of any financial statements or data that would otherwise be prepared by the Company or any of its Subsidiaries in its ordinary course of business if the requirement of this Section 6.11 did not exist and (ii) indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, the Credit Facilities Consent Solicitation and the performance of their respective obligations under this Section 6.11 (including any action taken in accordance with this Section 6.11) and any information utilized in connection therewith and other than (x) written information provided by the Company or any of its Affiliates specifically for inclusion in materials relating to the Credit Facilities Consent Solicitation or offering materials relating to the Debt Financing and (y) to the extent determined by a court of competent jurisdiction in a final and non-appealable order, any liability as a result of any willful misconduct, gross negligence, bad faith, fraud or intentional misrepresentation by the Company or any of its Subsidiaries or any of their respective Representatives.

(g) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, Merger Sub or any of their respective Representatives pursuant to this Section 6.11 shall be kept confidential in accordance with the Confidentiality Agreement.

(h) For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 6.11 represent the sole obligation of the Company, its Subsidiaries, their Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing, the Credit Facilities Consent Solicitation or the repayment of the Funded Indebtedness, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

Section 6.12 Takeover Statutes. If any Takeover Law is or becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, Parent, Merger Sub and the members of their respective Boards of Directors shall grant such approvals and shall use reasonable best efforts to take such actions as are reasonably necessary so that such transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Law on such transactions. Nothing in this Section 6.12 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

Section 6.13 Transaction Litigation. In the event that any stockholder litigation (including any class action or derivative litigation) related to this Agreement, the Merger or the other transactions contemplated by this Agreement, including disclosures made under securities laws and regulations related thereto, is brought against the Company, its officers or any members of its Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof (including by promptly providing copies of material pleadings with respect thereto). The Company shall give Parent the reasonable opportunity to participate in (but not control) the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.14 Obligations of Surviving Corporation; Obligations of Subsidiaries. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and, from and after the Effective Time, cause the Surviving Corporation to perform its obligations under this Agreement. The Company shall take all actions necessary to cause the Subsidiaries of the Company to perform the obligations applicable to Subsidiaries under this Agreement. Parent agrees that any breach by Merger Sub of a representation, warranty, covenant or agreement in this Agreement shall also be a breach of such representation, warranty, covenant or agreement by Parent. Promptly following the execution and delivery of this Agreement, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement and approve the consummation of the transactions contemplated hereby, including the Merger.

Section 6.15 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver by the Company and Parent (to the extent permitted by applicable Law)) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Requisite Vote shall have been obtained;

(b) Law or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, enforced, entered or promulgated any Law, statute, rule, regulation, executive order, decree, ruling, judgment, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Merger that remains in effect; and

(c) Consents. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) any voluntary agreement with a Governmental Entity entered into by the Parties in accordance with Section 6.4 not to consummate the Merger shall have expired or been terminated, and (iii) each other consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under, any Antitrust or Foreign Investment Laws with respect to the Merger as specified on Section 7.1(c)(iii) of the Company Disclosure Letter shall have been obtained, shall have been received or deemed to have been received or shall have terminated or expired, as the case may be.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent (to the extent permitted by applicable Law)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 3.1(a) and Section 3.1(b) [Organization and Qualification; Subsidiaries], Section 3.3(c) (other than the first sentence thereof), Section 3.3(e) [Capitalization], Section 3.4 [Authority], Section 3.20 [Brokers] and Section 3.21 [Takeover Statutes] shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date), (ii) Section 3.3(a), Section 3.3(b) and the first sentence of Section 3.3(c) [Capitalization] shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), other than for issuances permitted pursuant to this Agreement and other than for inaccuracies that, in the aggregate, do not increase the aggregate consideration payable pursuant to Article II in more than a de minimis respect, (iii) Section 3.9(b) [Absence of Certain Changes or Events] shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of such date and (iv) Article III, other than those contemplated by the immediately preceding clauses (i), (ii) and (iii), shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), in each case as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except, in the case of this clause (iv), where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time; provided, however, that the Company shall have performed in all respects the obligations, and complied in all respects with the agreements and covenants, set forth in Section 5.1(b)(iii), other than as set forth in Section 7.2(b) of the Company Disclosure Letter;

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred; and

(d) Certificate. Parent shall have received a certificate, signed on its behalf by an executive officer of the Company, certifying that the conditions set forth in Section 7.2(a) [Representations and Warranties], Section 7.2(b) [Performance of Obligations of the Company] and Section 7.2(c) [No Material Adverse Effect] have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company (to the extent permitted by applicable Law)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in (i) Section 4.1 [Organization] and Section 4.2 [Authority] shall be true and correct in all material respects, as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), and (ii) the other representations and warranties of Article IV shall be true and correct (without giving effect to any “materiality,” “Parent Material

Adverse Effect” or similar qualifiers contained in any such representations and warranties), in each case as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not, and would not reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of Parent or Merger Sub to perform their obligations hereunder (a “Parent Material Adverse Effect”);

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and

(c) Certificate. The Company shall have received a certificate, signed on its behalf by an executive officer of Parent, certifying that the conditions set forth in Section 7.3(a) [Representations and Warranties] and Section 7.3(b) [Performance of Obligations of Parent and Merger Sub] have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the Company Requisite Vote having been obtained:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, upon written notice to the other Party, if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree, judgment, injunction or ruling or taken any other final action or enacted any Law permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such order, decree, judgment, injunction, ruling or other action is or shall have become final and non-appealable (a “Restraint”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, of Merger Sub) or the failure of such Party (or, in the case of Parent, of Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of or primarily resulted in such Restraint;

(c) by either Parent or the Company, upon written notice to the other Party, if the Effective Time shall not have occurred on or before 11:59 p.m., New York City time, on June 22, 2026 (as such date may be extended pursuant to this Agreement, the “End Date”); provided, however, that if any of the conditions to the Closing set forth in Section 7.1(b) [Law or Governmental Orders] (solely as it relates to any Antitrust or Foreign Investment Laws) or Section 7.1(c) [Consents] has not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date shall automatically and without the need for any further action by any Person become 11:59 p.m., New York City time, on September 22, 2026; provided, however, that if any of the conditions to the Closing set forth in Section 7.1(b) [Law or Governmental Orders] (solely as it relates to any Antitrust or Foreign Investment Laws) or Section 7.1(c) [Consents] has not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date shall automatically and without the need for any further action by any Person become 11:59 p.m., New York City time, on December 22, 2026; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, of Merger Sub) or the failure of such Party (or, in the case of Parent, of Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of or primarily resulted in the failure of the Effective Time to occur on or before the End Date.

(d) by the Company, upon written notice to Parent:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, such that the conditions set forth in Section 7.3(a) [Representations and Warranties] or Section 7.3(b) [Performance of Obligations of Parent and Merger Sub] would not be satisfied and, in either such case, such breach is not curable in a manner sufficient to allow the satisfaction of such conditions or, if curable, is not cured in a manner sufficient to allow the satisfaction of such conditions prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent or (B) the End Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in breach of its representations, warranties, covenants or agreements, in each case, contained in this Agreement, such that the conditions set forth in Section 7.2(a) [Representations and Warranties] or Section 7.2(b) [Performance of Obligations of the Company] would not be satisfied; or

(ii) prior to obtaining the Company Requisite Vote, in order to enter into a definitive agreement providing for a Superior Proposal, subject to and in accordance with the terms and conditions of Section 6.1(c)(ii) [Change of Recommendation]; provided, that the Company pays the Company Termination Payment at or prior to the time of such termination in accordance with Section 8.2(b)(i) (it being understood that the Company may enter into such definitive agreement simultaneously with such termination of this Agreement);

(e) by Parent, upon written notice to the Company:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, such that the conditions set forth in Section 7.2(a) [Representations and Warranties] or Section 7.2(b) [Performance of Obligations of the Company] would not be satisfied and, in either such case, such breach is not curable in a manner sufficient to allow the satisfaction of such conditions or, if curable, is not cured in a manner sufficient to allow the satisfaction of such conditions prior to the earlier of (A) thirty (30) days after written notice thereof is given by Parent to the Company or (B) the End Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if either Parent or Merger Sub is then in breach of its representations, warranties, covenants or agreements, in each case, contained in this Agreement, such that the conditions set forth in Section 7.3(a) [Representations and Warranties] or Section 7.3(b) [Performance of Obligations of Parent and Merger Sub] would not be satisfied; or

(ii) prior to obtaining the Company Requisite Vote, if the Board of Directors of the Company shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation; or

(f) by either Parent or the Company, upon written notice to the other Party, if the Company Requisite Vote shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken.

Section 8.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement pursuant to Section 8.1 [Termination], this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 6.6(c) [Access to Information; Confidentiality], Section 6.8 [Publicity], the expense reimbursement and indemnification provisions of Section 6.11(f) [Parent Financing], this Section 8.2, Section 8.3 [Expenses] and Article IX [General Provisions], which shall survive such termination in accordance with their respective terms and conditions; provided that, subject to the limitations set forth in Section 8.2(e), nothing herein shall relieve any Party hereto of any liability for damages (which the Parties acknowledge and agree, subject to this Section 8.2 and Section 9.12, shall not be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by Parent or Merger Sub, would include the benefits of the contemplated transactions lost by the Company’s stockholders, taking into consideration all relevant matters, including lost stockholder premium, other combination opportunities and the time value of money, which shall be deemed in such event to be damages of such Party), for such Party’s Willful Breach, in each case, prior to such termination by any Party hereto. For the avoidance of doubt, only the Company (and not its stockholders) may bring an action pursuing such damages. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 9.12 [Specific Performance].

(b) In the event that:

(i) this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(ii) [Superior Proposal] or by Parent pursuant to Section 8.1(e)(ii) [Change of Recommendation], then the Company shall pay the Company Termination Payment to Parent (or one or more of its designees), (A) at or prior to the time of termination in the case of a termination pursuant to Section 8.1(d)(ii) [Superior Proposal], or (B) as promptly as reasonably practicable in the case of a termination pursuant to Section 8.1(e)(ii) [Change of Recommendation] (and, in any event, within two (2) Business Days following such termination), by wire transfer of immediately available funds to the account or accounts designated in writing by Parent to the Company for such purpose. “Company Termination Payment” means an amount equal to $36,560,000; provided, however, that if this Agreement is terminated by the Company by the Cut-Off Time pursuant to Section 8.1(d)(ii) [Superior Proposal], the “Company Termination Payment” shall be an amount equal to $16,870,000; or

(ii) this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(c) [End Date] or Section 8.1(f) [Company Requisite Vote] or by Parent pursuant to Section 8.1(e)(i) [Breach by the Company] and, in any such case, (A) at any time after the date of this Agreement and prior to the taking of a vote to approve this Agreement at the Stockholders Meeting or any postponement or adjournment thereof (or, if earlier, prior to the termination of this Agreement), an Acquisition Proposal shall have been made directly to the Company’s stockholders or an Acquisition Proposal shall have otherwise become publicly known or announced and, in each case, such Acquisition Proposal shall have not been withdrawn prior to (1) such termination (with respect to a termination pursuant to Section 8.1(c) [End Date] or Section 8.1(e)(i) [Breach by the Company]) or (2) the taking of a vote to approve this Agreement (with respect to termination pursuant to Section 8.1(f) [Company Requisite Vote]) and (B) within nine (9) months after such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal (which is subsequently consummated), or shall have consummated an Acquisition Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Payment, such payment to be made on or substantially concurrently with the consummation of such Acquisition Proposal, by wire transfer of immediately available funds to the account or accounts designated in writing by Parent to the Company for such purpose. For the purpose of this Section 8.2(b)(ii), all references in the definition of the term Acquisition Proposal to “twenty percent (20%) or more” will be deemed to be references to “more than fifty percent (50%)”.

(iii) this Agreement is validly terminated by the Company or Parent pursuant to Section 8.1(f) [Company Requisite Vote], then the Company shall pay or cause to be paid to Parent the applicable Parent Expenses no later than two (2) Business Days after such termination.

(c) The Parties acknowledge and hereby agree that the Company Termination Payment, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion.

(d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the amount set forth in Section 8.2(b)(i) or Section 8.2(b)(ii), or any portion thereof, the Company shall pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by the prevailing party) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate in effect on the date of such payment, as published in The Wall Street Journal, Eastern Edition, plus two percent (2%). Any amount payable pursuant to Section 8.2(b) shall be paid by the applicable Party by wire transfer of same-day funds prior to or on the date such payment is required to be made under Section 8.2(b).

(e) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is paid the Company Termination Payment by the Company pursuant to this Section 8.2, (i) the Company Termination Payment and, if applicable, the costs and expenses of Parent pursuant to Section 8.2(d) shall, subject to Section 9.12 [Specific Performance], be the sole and exclusive monetary remedy of the Parent Related Parties against the Company, its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, the “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith (collectively, the “Company Transaction Obligations”), and (ii) upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any other Company Transaction Obligations or in respect of representations made or alleged to have been made in connection herewith or in connection with any other Company Transaction Obligations, whether in equity or at law, in contract, in tort or otherwise, except in the case of each of clauses (i) and (ii), that nothing shall relieve the Company of its obligations under Section 6.6(c) [Access to Information; Confidentiality] and Section 6.8 [Publicity].

Section 8.3 Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Filing fees incurred in connection with making any filings under any Antitrust or Foreign Investment Law shall be borne by Parent, provided, that the costs and expenses of counsel in connection with preparing such filings and responding to any requests from any Governmental Entity with respect to Antitrust or Foreign Investment Law shall be borne by the Party incurring such expense. Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be shared equally by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article IX.

Section 9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement only by written agreement, executed and delivered by duly authorized officers of the respective Parties.

Section 9.3 Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the requirements of applicable Law, waive compliance with any of the covenants, agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure or delay of any Party to assert any rights or remedies hereunder shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder. For purposes of this Section 9.3, Parent and Merger Sub shall be treated collectively as a single Party.

Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail (so long as such transmission does not generate an error message or notice of non-delivery) or by nationally recognized overnight courier service, when delivered (with proof of delivery) or by registered or certified mail (postage prepaid, return receipt requested), when delivered (with proof of delivery), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Parent or Merger Sub:

c/o Atlas Holdings LLC

100 Northfield Street

Greenwich, Connecticut 06830

Attention: Michael Sher

  Zachary Dauber

  Michael O’Donnell

E-mail: [***]

  [***]

  [***]

with an additional copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Steven A. Seidman

  Mark A. Cognetti

  Laura H. Acker

  Brittany A. Klinger

Email: [***]

  [***]

  [***]

  [***]

(b) if to the Company:

The ODP Corporation

6600 North Military Trail

Boca Raton, Florida 33496

Attention: Sarah E. Hlavinka

Email: [***]

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Alan M. Klein

  Jakob Rendtorff

  Beth DiSciullo

Email: [***]

  [***]

  [***]

Section 9.5 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and use provisions on terms generally no less favorable in the aggregate to the Company than the corresponding terms in the Confidentiality Agreement are to Atlas, as determined by the Company in good faith (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement (including Section 6.1)); provided, that such confidentiality agreement need not include any “standstill” or similar terms;

(b) “Affiliate” means, with respect to any Person, any other Person directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with, such Person;

(c) “Antitrust or Foreign Investment Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the Federal Trade Commission Act of 1914 and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, and any Foreign Investment Law;

(d) “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York;

(e) “Company Equity Award” means any Option, RSU Award or PSU Award;

(f) “Company Service Provider” means any officer, employee, director or other individual service provider of the Company or any of its Subsidiaries;

(g) “Company Stock Plans” means the ODP Corporation 2021 Long-Term Incentive Plan, ODP Corporation 2019 Long-Term Incentive Plan, ODP Corporation 2017 Long-Term Incentive Plan, ODP Corporation 2015 Long-Term Incentive Plan, ODP Corporation 2007 Long-Term Incentive Plan and 2003 OfficeMax Incentive and Performance Plan, as each may be amended or restated from time to time;

(h) “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(i) “Credit Facilities” means the Fourth Amended and Restated Credit Agreement, dated as of May 9, 2024, by and among the Company, certain of its Subsidiaries as guarantors, the several banks and other institutions party thereto as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, Bank of America, N.A. and Truist Bank, as Syndication Agents, and Fifth Third Bank, National Association, TD Bank, N.A., and U.S. Bank National Association, as Documentation Agents, as it may be further amended in accordance with its terms;

(j) “Cut-Off Time” means 11:59 p.m. (New York time) on October 6, 2025;

(k) “Debt Financing” means any credit facility, issuance of debt securities or other debt financing that may be obtained or consummated by the Parent for the purposes of financing all or any portion of the transactions contemplated hereby or Parent’s arrangement of any other financing in connection with the transactions contemplated hereby, including a refinancing of all or a portion of the outstanding indebtedness of the Company, including the Credit Facilities;

(l) “Environmental Laws” means all Laws relating to (i) the protection of the natural environment, including natural resources, (ii) the protection of human health and safety as it pertains to exposure to Hazardous Materials or (iii) pollution, including those relating to the manufacture, registration, distribution, formulation, packaging or labeling of Hazardous Materials or products containing Hazardous Material, or (iv) the handling, use, presence, generation, treatment, transportation, storage, disposal, Release or threatened Release of or human exposure to any Hazardous Material;

(m) “Foreign Investment Law” means any federal, state, foreign or transnational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy or national or economic security grounds;

(n) “GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

(o) “Government Official” means any director, officer, employee, representative, or agent of a (i) Governmental Entity, (ii) legislative or judicial body, (iii) public international organization (as such term is defined by the FCPA) or (iv) company or business that is owned or controlled (in whole or in part) by a Governmental Entity. Government Official also includes any political party, political party official, candidate for political office, and any foreign official (as such term is defined in the FCPA);

(p) “Hazardous Materials” means any chemicals, materials, wastes or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” or “toxic pollutants,” under, or for which liability or standards of conduct are imposed due to their dangerous or deleterious characteristics of properties pursuant to, any Environmental Law, including petroleum or petroleum by-products, asbestos or asbestos-containing materials or products, greenhouse gases, per- and polyfluoroalkyl substances, polychlorinated biphenyls (PCBs) or materials containing same, radioactive materials, lead-based paints or materials, radon, toxic fungus or mold in quantities or concentrations that may adversely affect human health, or other substances that may have an adverse effect on human health or the environment;

(q) “Intellectual Property” means all intellectual property rights worldwide, whether registered or unregistered, including: (i) (A) patents, (B) all copyrights (whether registered or unregistered), including rights in Software in any form or format, copyrightable works and works of authorship, (C) trademarks, service marks, domain names, trade names, corporate names, logos, social media identifiers, trade dress and the goodwill of the business symbolized thereby and (D) trade secrets, know-how, confidential and proprietary information, methods, processes, technology, schematics, algorithms, research and development, and databases, (ii) registrations, applications, divisionals, continuations, continuations-in-part, re-examinations, re-issues, renewals and foreign counterparts related to the foregoing in clause (i);

(r) “Knowledge” (i) with respect to the Company means the actual knowledge, after reasonable inquiry of their respective direct reports, of any of the individuals listed in Section 9.5(r) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub means the actual knowledge, after reasonable inquiry, of any of the individuals listed in Section 9.5(r) of the Parent Disclosure Letter;

(s) “Law” means any transnational, federal, state, provincial, local, municipal, foreign or other law, statute, act, constitution, principle of common law, ordinance, code, decree, order, judgment, writ, rule, regulation, ruling, determination or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, and any award, order, ruling or decision of an applicable arbitrator or arbitration panel;

(t) “Lease” means any lease, sublease, license or other occupancy arrangement pursuant to which the Company or its Subsidiaries occupy any Leased Real Property, together with all amendments, supplements, guaranties, or other modifications thereto;

(u) “Lien” means any lien, mortgage, encumbrance, security interest, pledge, charge, claim, defect or imperfection of title or license;

(v) “Material Adverse Effect” means any event, development, change, effect or occurrence (“Effect”) that, individually or in the aggregate, with all other Effects, has or reasonably would be expected to have a material adverse effect on or with respect to the business, results of operation or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that no Effects relating to, arising out of or resulting from, directly or indirectly, any of the following shall be deemed, either alone or in combination with any of the following, to constitute or contribute to a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general conditions, changes or developments in the economy or the financial, debt, capital, credit or securities markets or political, business, legislative or regulatory conditions in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, including interest rates or exchange rates, inflation rates, commodity prices, tariffs, trade wars, supply chain disruptions or any suspension of trading in securities on any securities exchange, (ii) general conditions, changes or developments in the industries or markets in which the Company or its Subsidiaries operate or where the Company’s products or services are developed or sold, (iii) changes after the date hereof in any applicable Laws or regulations or applicable accounting regulations or principles or in the interpretation or enforcement thereof, (iv) any epidemic, pandemic or other outbreak of illness or disease or public health event, including any Pandemic Measures, (v) the public announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with business partners, service providers, customers, lessors, suppliers, contractors, vendors, investors, lenders, partners, distributors, financing sources, regulators, unions, works councils, contractors, officers, directors or employees of the Company and its Subsidiaries, including by reason of the identity of Parent or any of its Affiliates or any communication by Parent or any of its Affiliates with respect to the conduct of the business of the Company and its Subsidiaries, or any Transaction Litigation; provided, however, that this clause (v) shall not apply to any representation or warranty in Section 3.5(a), (vi) any actions expressly required under this Agreement, including to obtain any approval or authorization under applicable antitrust or competition, foreign investment or other Laws for the consummation of the Merger, (vii) any action taken (or not taken) that is required to be taken (or not to be taken) by this Agreement and for which the Company shall have requested in writing Parent’s consent to permit its non-compliance and indicated the potential negative effects of taking or not taking such action and Parent shall not have granted such consent (viii) any hurricane, cyclone, tornado, earthquake, flood, tsunami, wildfire, natural or man-made disaster, act of God or other comparable event or outbreak or escalation of hostilities or war (whether or not declared), military action or any act of sabotage, cyberattack, data breach, terrorism, civil unrest, civil disobedience, national emergency or national or international political or social condition (including, in each case, any continuation, escalation or worsening of any of the foregoing), (ix) any decline in the market price or trading volume of the Shares or the credit rating of the Company (provided, that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (i) through (viii) or clause (x))), and (x) any failure, in and of itself, by the Company to meet (A) any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period or (B) its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the exception in this clause (x) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (i) through (ix))), except in the cases of clauses (i) through (iv) and clause (viii), to the extent that the Company and its Subsidiaries, taken as a whole, are materially disproportionately adversely affected thereby as compared with other similarly situated participants of comparable size in the industries in which the Company and its Subsidiaries operate (in which case, solely the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect);

(w) “Material Customer” means the top fifteen (15) customers measured by revenue, of the Company and its Subsidiaries (taken as a whole) for the twelve-month period ended December 31, 2024;

(x) “Material Real Property” means, individually or collectively as the context may require, each Owned Real Property set forth in Section 3.14(a)(iii) of the Company Disclosure Letter;

(y) “Material Supplier” means the top ten (10) expense vendors and the top fifteen (15) trade vendors, in each case, measured by dollar volume of purchases, of the Company and its Subsidiaries (taken as a whole) for the twelve-month period ended December 31, 2024;

(z) “Pandemic Measures” means any mandated or recommended quarantine, “shelter in place”, “stay at home”, social distancing, shut down, closure, sequester, safety or similar Law, directive, order, guideline, response or recommendation, in each case of a Governmental Entity, in each case, in connection with or in response to any epidemics, pandemics or outbreaks or other similar global or regional health event occurring after the date of this Agreement;

(aa) “Parent Expenses” means Parent’s and its Affiliates’ actual and documented out-of-pocket fees and expenses incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, including any financing thereof, in an amount equal to $3,500,000;

(bb) “Parent Group” means Parent, its Subsidiaries and Affiliates, other than any Portfolio Company;

(cc) “Parent Related Parties” means Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing;

(dd) “Permitted Liens” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, Liens, charges, easements, covenants and other restrictions or encumbrances as do not, individually or in the aggregate, materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially interfere with or impair business operations at such properties as currently conducted, (iii) easements, rights of way or other similar matters or restrictions or exclusions which are matters of public record or which would be shown by a current title report or other similar report, and any condition or other matter that may be shown or disclosed by a current and accurate survey or physical inspection of the real property, in each case as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially interfere with or impair business operations at such properties as currently conducted, (iv) encumbrances for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding, in each case for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP, (v) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement or similar Laws or similar legislation or to secure public or statutory obligations, (vi) mechanics’, materialmen’s, warehousemen’s, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts that are not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceeding, (vii) mortgages or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company, (viii) non-exclusive licenses of Intellectual Property, (ix) Liens that were incurred in the ordinary course of business since the date of the most recent consolidated financial statements of the Company and are not material to the Company and its Subsidiaries, taken as a whole, and (x) Liens granted in connection with or otherwise permitted under the Credit Facilities;

(ee) “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

(ff) “Personal Information” means, with respect to any Person, any information that constitutes “personal information”, “protected health information”, “personal data” or analogous term under applicable Privacy Laws;

(gg) “Portfolio Company” means any portfolio company (as such term is commonly used in the private equity industry) or operating company of, or investment by, Atlas or any of its Affiliates or any investment funds or investment vehicles associated with, or managed or advised by Atlas;

(hh) “Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, seeping, leaching, depositing, placing, dispersal, dumping or disposing or other release into, or migrating through, soil, air, water, groundwater, wetland or any other environmental medium;

(ii) “Required Information” means (i) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three (3) fiscal years of the Company ended at least ninety (90) days prior to the Closing Date and consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows for each of the three (3) fiscal years of the Company ended at least ninety (90) days prior to the Closing Date and (ii) unaudited consolidated financial statements of the Company consisting of a balance sheet and consolidated statement of comprehensive income (loss) as of the last day of and for the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date, and, in the case of the consolidated statement of cash flows, for the period from the beginning of the most recently completed fiscal year ended at least ninety (90) days before the Closing Date to the last day of the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date, other than with respect to any quarter-end that is also a fiscal year-end;

(jj) “Sanctions Laws” means any applicable trade, economic or financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State) or (ii) any other applicable sanctions authority of a jurisdiction in which the Company and its Subsidiaries are organized or do business;

(kk) “Software” shall mean all (i) computer programs (including any and all software, firmware, or implementation of algorithms, models and methodologies whether in source code, executable code, or object code form), (ii) APIs; (iii) assemblers and compilers; (iv) software libraries; (v) device drivers; and (vi) databases and database schema and compilations, (vii) all programming notes, flow-charts and other work product used to design and develop any of the foregoing;

(ll) “Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than fifty percent (50%) of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is, at the time of determination, owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which (A) more than fifty percent (50%) of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (B) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity;

(mm) “Tax Return” means all returns and reports (including any attached schedules) required to be filed with a Taxing Authority, including any information return, claim for refund, amended return or declaration of estimated Tax;

(nn) “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy and other taxes, duties or other like assessments in the nature of taxes imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions;

(oo) “Taxing Authority” means a Governmental Entity or political subdivision thereof that imposes Taxes, and an agency charged with the collection of Taxes for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums;

(pp) “Trade Control Laws” means all applicable U.S. Laws and Regulations issued by a Governmental Entity applicable to the export or import of goods, technology or software, including without limitation the U.S. Export Administration Regulations (EAR), (15 CFR 768-799); the U.S. Arms Export Control Act (22 USC 2751-2779), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130) and the U.S. Customs Regulations (19 CFR 1-199);

(qq) “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Equity Financing Commitment and any other agreement or document contemplated thereby and any document or instrument delivered in connection hereunder or thereunder; and

(rr) “Willful Breach” means with respect to any breach or failure to perform any covenant or other agreement contained in this Agreement, a material breach that is a consequence of an act, failure to act or omission undertaken by the breaching Party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that a consequence of such act, omission or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

Section 9.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and the Equity Financing Commitment constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided, that Parent (or one or more of its Affiliates) shall have the right, without the prior written consent of the Company, to assign this Agreement after prior notice to the Company, to a wholly-owned subsidiary of Parent (except any such assignment which would, or would reasonably be expected to, prevent, delay or impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement) (so long as Parent remains fully liable for all of its obligations hereunder) or assign all or any portion of its rights, interests and obligations under this Agreement, from and after Closing, to any Debt Financing Sources (so long as Parent remains fully liable for all of its obligations hereunder) pursuant to terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing. Notwithstanding any provision of this Agreement to the contrary, the Company Disclosure Letter and the Parent Disclosure Letter shall not be deemed part of this Agreement for purposes of the DGCL, including Section 268(b) and Section 251(b) thereof, but shall have the effects provided in the Agreement.

Section 9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 [Directors’ and Officers’ Indemnification and Insurance] which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries of Section 6.10, (b) at and after the Effective Time, the rights of the holders of Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of RSU Awards and PSU Awards to receive the payments or cash awards contemplated by the applicable provisions of Section 2.2 [Treatment of Company Equity Awards], in each case, in accordance with the terms and conditions of this Agreement, and (d) the Company Related Parties’ limitations on liability set forth in Section 8.2(e) [Effect of Termination].

Section 9.9 Governing Law. This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any laws of any jurisdiction other than the State of Delaware).

Section 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.11 Counterparts. This Agreement may be executed and delivered (including by email, “.pdf,” or other electronic transmission, or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign)) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, without proof of actual damages and without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach. The Parties hereby further acknowledge and agree that prior to the Closing, each Party shall be entitled to seek specific performance to specifically enforce the terms and provisions of, and to prevent or cure breaches of, this Agreement (for the avoidance of doubt, including Section 6.4 [Further Action; Efforts] and, subject to the next sentence, to cause Parent or Merger Sub or the Company, as applicable, to consummate the transactions contemplated hereby (for the avoidance of doubt, including to effect the Closing in accordance with Section 1.2 [Closing]), on the terms and subject to the conditions in this Agreement. Notwithstanding anything herein or in any Transaction Document to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent to cause the Equity Financing to be funded and to consummate the Closing if, and only if, (i) Parent is required to consummate the Closing pursuant to Section 1.2 [Closing] and Parent fails to consummate the Closing by the date the Closing is required to have occurred pursuant to with Section 1.2 [Closing], and (ii) the Company has irrevocably confirmed in writing to Parent that all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents on the Closing Date but each of which is capable of being satisfied at the Closing) or waived, and if specific performance is granted and the Equity Financing is funded, then the Company will take such actions within the Company’s control to cause the Closing to occur in accordance with Section 1.2 [Closing] (and the Company has not revoked, withdrawn, modified or conditioned such confirmation). Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. In circumstances where Parent and Merger Sub are obligated to consummate the Merger and fail to consummate the Merger when required by the terms of this Agreement, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm and that monetary damages will be inadequate to compensate the Company and its stockholders for such breach. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. To the extent any Party brings an Action, suit or proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that expressly survives the termination of this Agreement), the End Date shall automatically be extended to (i) the third (3rd) Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such Action, suit or proceeding. Notwithstanding anything else to the contrary in this Agreement, under no circumstances shall the Company be permitted or entitled to receive both (a) a grant of specific performance that results in the occurrence of the Closing, on the one hand, and (b) payment of any monetary damages, on the other hand.

Section 9.13 Jurisdiction. Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware) in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance or enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and, to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts, and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America.

Section 9.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

Section 9.15 Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall mean “and/or.” With respect to the determination of any period of time, “from” means “from and including.” The word “will” shall be construed to have the same meaning as the word “shall.” Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The words “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to “dollars” or “$” are to United States of America dollars. Unless otherwise indicated, (a) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded, (b) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day, (c) if any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and (d) the measure of a period of one (1) month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date, and if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively. References to the date hereof shall mean the date of this Agreement. As used herein, the term “made available” means any document or other information that was (A) provided in writing by one Party or its Representatives to the other Party or its Representatives as of 11:59 p.m., New York City time, September 21, 2025, (B) included in the virtual data room of a Party as of 11:59 p.m., New York City time, on September 21, 2025 or (C) filed by a Party with the SEC and publicly available on EDGAR at least one (1)

Business Day prior to the date hereof. References to any Person (including any Party) include references to such Person’s successors and permitted assigns and, in the case of any Governmental Entity, to any Person succeeding to its functions and capacities. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 9.16 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as Parties hereto and, pursuant to, and in accordance with and subject to the terms of, the Equity Financing Commitment or the Confidentiality Agreement, the Guarantors or the other parties thereto, and no other Parent Related Party (other than, for the avoidance of doubt, the Guarantors or the other Parent Related Parties party to the Equity Financing Commitment or the Confidentiality Agreement, pursuant to, and in accordance with the terms thereof) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim against the Parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of or by reason of, the Merger or the other transactions contemplated by this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
THE ODP CORPORATION

By:	/s/ Gerry P. Smith
Name:	Gerry P. Smith
Title:	Chief Executive Officer

[Signature Page—Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:
ACR OCEAN RESOURCES LLC

By: ACR Group Ocean Holdings LP, its manager
By: ACR GP V Series LLC, its general partner
By: Atlas Capital Resources GP V LLC, its manager
By: Atlas GP Global Holdings LLC, its manager

By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

MERGER SUB:
VAIL HOLDINGS 1, INC.

By:	/s/ Michael Sher
Name: Michael Sher
Title: President

[Signature Page—Merger Agreement]

Exhibit A

CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

THE ODP CORPORATION

* * * * * * * *

ARTICLE X

The name of the company (the “Corporation”) is: The ODP Corporation.

ARTICLE XI

The address of the registered office of the Corporation in the State of Delaware is: 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE XII

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE XIII

The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, each of which shall have a par value of $0.01 per share.

ARTICLE XIV

In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).

ARTICLE XV

Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

ARTICLE XVI

To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

If the General Corporation Law of the State of Delaware is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended